                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         Unison HealthCare Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  909196 10 7
                                 (CUSIP Number)

                                JERRY M. WALKER
                     President and Chief Executive Officer
                           7272 E. Indian School Road
                                   Suite 214
                           Scottsdale, Arizona 85251
                                  602-423-1954
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 31, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

    CUSIP NO. 909196107

 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    David A. Kremser
    Social Security Number:  ###-##-####
                            -------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [ ]

 3. SEC USE ONLY

 4. SOURCE OF FUNDS (SEE INSTRUCTIONS)
    OO

 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
    [ ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7. SOLE VOTING POWER           1,287,396

 8. SHARED VOTING POWER                 0

 9. SOLE DISPOSITIVE POWER      1,287,396

10. SHARED DISPOSITIVE POWER            0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,287,396

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    21.32%

14. TYPE OF REPORTING PERSON*
    IN


                               PAGE 2 OF 5 PAGES

                                  SCHEDULE 13D
                                DAVID A. KREMSER

                         UNISON HEALTHCARE CORPORATION

ITEM 1. SECURITY AND ISSUER.

        Issuer:         Unison HealthCare Corporation ("Unison")
        Security:       Common Stock, Par Value $0.001 ("Common Stock")

ITEM 2. IDENTITY AND BACKGROUND.

        The reported securities have been acquired by David A. Kremser ("Kremser"), a Colorado resident, individually, Kremser is currently serving as a director of Unison. The business address of Unison is 7272 Indian School Road, Scottsdale, Arizona 85251.

        Kremser has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, nor has he been a party to a civil proceeding which resulted in the enjoining of future violations of, or prohibiting or demanding activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

        Kremser is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Kremser acquired the shares of Unison Common Stock as a consequence of Unison's acquisition of Signature Health Care Corporation ("Signature"), which was effective October 31, 1996. In that transaction, the shares of Signature Common Stock formerly held by Kremser were converted into shares of Unison Common Stock, by terms of the agreement between Unison and Signature relating to the transaction.

ITEM 4. PURPOSE OF TRANSACTION.

        Kremser acquired the shares of Common Stock for investment purposes, in the transaction by which Unison acquired Signature. Kremser personally may purchase or sell additional shares of Common Stock in the market, in isolated private transactions or if Unison offers to sell theretofore authorized but unissued shares if at the time Kremser has funds available for investment and Kremser considers the price at which such shares can be obtained to be favorable for an additional investment, or favorable for sale.

        Except that Kremser became a member of the Board of Directors of Unison, Kremser has no other present plans or proposals which relate to, or would result in, an extraordinary corporate transaction involving Unison, a sale or transfer of Unison's assets, any change in the present Board of Directors or management of Unison, any material changes in Unison's present capitalization or dividend policy or in its business, corporate structure, certificate of incorporation or bylaws, or in the registration of Unison Common Stock under the Securities Exchange Act of 1934.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        As of the date of this report, Kremser beneficially owns 1,287,396 shares of Unison Common Stock, representing 21.32% of the then-outstanding shares of Common Stock. Kremser has sole voting and sole dispositive power as to 1,287,386 shares of Unison Common Stock, which are owned individually.



                               PAGE 3 OF 5 PAGES

        All of the shares of Unison Common were acquired as of October 31, 1996 in the transaction by which Signature was acquired by Unison.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 7.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A      Agreement and Plan of Merger among Unison HealthCare
                        Corporation, Signature Health Care Corporation, David
                        A. Kremser and John D. Filkoski.

                               PAGE 4 OF 5 PAGES

                                   SIGNATURE

        After reasonable inquiries and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: October 31, 1996


                                        /s/ David A. Kremser
                                        ----------------------------
                                        DAVID A. KREMSER




                               PAGE 5 OF 5 PAGES

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger ("Agreement") is made as of August 2, 1996, by Unison HealthCare Corporation, a Delaware corporation ("Parent"), Signature Health Care Corporation, a Delaware corporation ("Signature" or the "Company"), David A. Kremser, an individual resident in Colorado ("Mr. Kremser"), and John D. Filkoski, an individual resident in Colorado ("Mr. Filkoski" and, collectively with Mr. Kremser, the "Warranting Shareholders").

RECITALS

     The Boards of Directors of both Parent and the Company have, subject to the conditions of this Agreement, determined that the Merger (as defined below) is in the best interests of their respective shareholders and have approved and adopted this Agreement and the transactions contemplated hereby. Parent and the Warranting Shareholders desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to cause the Merger to occur on the terms set forth in this Agreement. This Agreement contemplates a reorganization pursuant to IRC Sections 368(a)(1)(A) and 368(a)(2)(E).

AGREEMENT

     The parties, intending to be legally bound, agree as follows:

1.  DEFINITIONS

     For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

     "ACQUIRED COMPANIES" -- the Company and its Subsidiaries, collectively.

     "ANCILLARY CONTRACTS" -- as defined in Section 3.30.

     "APPLICABLE CONTRACT" -- any Contract (a) under which any Acquired Company has or may acquire any rights, (b) under which any Acquired Company has or may become subject to any obligation or liability, or (c) by which any Acquired Company or any of the assets owned or used by it is or may become bound.

     "AUDIT DATE" -- as defined in Section 2.10.

     "AVERAGE DAILY PRICE" -- the average of the closing selling prices on the Nasdaq Stock Market's National Market of the Parent's common stock, during the 30 consecutive trading days ending on the fifth trading day prior to the last trading day immediately prior to the Closing Date, all as reported in The Wall Street Journal.

     "BALANCE SHEET" -- as defined in Section 3.4.

     "BASE AMOUNT" -- as defined in Section 2.5(a).

     "BEST EFFORTS" -- the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as reasonably possible.

     "BREACH" -- except as otherwise expressly provided in Article 10 hereof for purposes of applying the indemnification provisions, a "Breach" of a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been (a) any material inaccuracy in or breach of, or any material failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (b) any material claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation, or other provision, and the term "Breach" means any such material inaccuracy, breach, failure, claim, occurrence, or circumstance, provided, however, that if any such representation, warranty, covenant, obligation or other provision is itself limited to matters of a material nature (however that limitation may be expressed), an inaccuracy thereof shall constitute a Breach for all purposes of this Agreement and no second level of materiality shall be required.

     "CLOSING" -- as defined in Section 2.3.

     "CLOSING DATE" -- the date and time as of which the Closing actually takes place.

     "COMPANY" -- as defined in the Recitals of this Agreement.

     "CONSENT" -- any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

     "CONTEMPLATED TRANSACTIONS" -- all of the transactions contemplated by this Agreement, including:

          (a) the Merger;

          (b) the execution, delivery, and performance of the Noncompetition Agreements, the Securityholders' Releases, and the Escrow Agreement;

          (c) the performance by Parent and Warranting Shareholders of their respective covenants and obligations under this Agreement; and

          (d) Parent's acquisition and ownership of the Shares through the Merger and exercise of control over the Acquired Companies.

     "CONTRACT" -- any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

     "DAMAGES" -- as defined in Section 10.2.

     "DCL" -- as defined in Section 2.1.

     "DISCLOSURE LETTER" -- the disclosure letter delivered by the Warranting Shareholders to Parent concurrently with the execution and delivery of this Agreement.

     "DISPUTED MEDICARE RECEIVABLES" -- as defined in Section 7.11.

     "EFFECTIVE TIME" -- as defined in Section 2.2.

     "ENCUMBRANCE" -- any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

     "ENVIRONMENT" -- soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

     "ENVIRONMENTAL, HEALTH, AND SAFETY LIABILITIES" -- any cost, damages, expense, liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law and consisting of or relating to:

          (a) any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products);

          (b) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law;

          (c) financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions ("Cleanup") required by applicable Environmental Law or Occupational

     Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or

          (d) any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law. The terms "removal," "remedial," and "response action," include the types of activities covered by the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. '9601 et seq., as amended ("CERCLA").

     "ENVIRONMENTAL LAW" -- any Legal Requirement that requires or relates to:

          (a) advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the Environment;

          (b) preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment;

          (c) reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated, including medical wastes;

          (d) assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of;

          (e) protecting resources, species, or ecological amenities;

          (f) reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;

          (g) cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or

          (h) making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

     Environmental Laws include, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980; Clean Water Act of 1977; Clean Air Act; Resource Conservation and Recovery Act of 1976; Federal Insecticide, Fungicide, and Rodenticide Act; Toxic Substances Control Act; Emergency Planning and Community Right-to-Know Act of 1986; Occupational Safety and Health Act of 1970; and Safe Drinking Water Act; and state and local counterparts to these acts.

     "EQUITY ADJUSTMENT AMOUNT" -- as defined in Section 2.9.

     "ERISA" -- the Employee Retirement Income Security Act of 1974 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

     "ESCROW AGREEMENT" -- as defined in Section 2.8.

     "EXCHANGE ACT" -- the Securities Exchange Act of 1934, as amended.

     "FACILITIES" -- any real property, leaseholds, or other interests currently or formerly owned or operated by any Acquired Company and any buildings, plants, structures, or equipment (including motor vehicles) currently or formerly owned or operated by any Acquired Company.

     "GAAP" -- generally accepted United States accounting principles, applied on a basis consistent with the basis on which the Balance Sheet and the other financial statements referred to in Section 3.4(b) were prepared.

     "GOVERNMENTAL AUTHORIZATION" -- any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

     "GOVERNMENTAL BODY" -- any:

          (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

          (b) federal, state, local, municipal, foreign, or other government;

          (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); or

          (d) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

     "HAZARDOUS ACTIVITY" -- the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use (including any withdrawal or other use of groundwater) of Hazardous Materials in, on, under, about, or from the Facilities or any part thereof into the Environment, and any other act, business, operation, or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm to persons or property on or off the Facilities, or that may affect the value of the Facilities or the Acquired Companies.

     "HAZARDOUS MATERIALS" -- any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including (a) any substance, the presence of which requires investigation or remediation under any Environmental Law or other common law; (b) any dangerous, toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous substance; (c) any substance, the presence of which causes or threatens to cause a nuisance upon any SNF or other property presently and/or previously owned, leased or otherwise used by the Company or the Subsidiaries of the Company (or poses or threatens to pose a hazard to the health or safety of persons on or about the property or adjacent properties); and (d) radon, ureaformaldehyde, polychlorinated biphenyls, asbestos or asbestos-containing materials, petroleum and petroleum products.

     "HCFA" -- the federal Health Care Financing Administration.

     "HSR ACT" -- the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

     "INDEMNIFIED PERSONS" -- as defined in Section 10.2.

     "INTELLECTUAL PROPERTY ASSETS" -- as defined in Section 3.22.

     "INTERIM BALANCE SHEET" -- as defined in Section 3.4.

     "IRC" -- the Internal Revenue Code of 1986, as amended, or any successor law, and regulations issued by the IRS pursuant to the Internal Revenue Code or any successor law.

     "IRS" -- the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

     "KNOWLEDGE" -- an individual will be deemed to have "Knowledge" of a particular fact or other matter if such individual is actually aware of such fact or other matter.

     A Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

     "LEGAL REQUIREMENT" -- any federal, state, local, municipal, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

     "MERGER" -- as defined in Section 2.1.

     "MERGER CONSIDERATION" -- as defined in Section 2.5.

     "MERGING COMPANIES" -- Signature Health Care Corporation, Arkansas, Inc., Cornerstone, Inc., Douglas Manor, Inc., and Safford Care, Inc.

     "NEWCO" -- a newly organized, wholly owned subsidiary of Parent to be merged with and into the Company in the Merger.

     "NONCOMPETITION AGREEMENTS" -- as defined in Section 2.8.

     "OCCUPATIONAL SAFETY AND HEALTH LAW" -- any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any governmental program designed to provide safe and healthful working conditions.

     "ORDER" -- any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

     "ORDINARY COURSE OF BUSINESS" -- an action taken by a Person will be deemed to have been taken in the "Ordinary Course of Business" only if:

          (a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

          (b) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) of such Person; and

          (c) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

     "ORGANIZATIONAL DOCUMENTS" -- (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (e) any amendment to any of the foregoing.

     "OTHER SECURITYHOLDERS" -- persons, other than the Warranting Shareholders, who hold shares or options to acquire shares of any Acquired Company immediately prior to the Effective Time.

     "PER SHARE CASH AMOUNT" -- as defined in Section 2.5.

     "PER SHARE CONVERSION AMOUNT" -- as defined in Section 2.5.

     "PARENT" -- as defined in the first paragraph of this Agreement.

     "PARENT COMPANIES" -- any direct or indirect wholly-owned subsidiary of Parent.

     "PARENT REPORTS" -- as defined in Section 4.11.

     "PARENT SHARES" -- shares of the voting common stock, $0.001 par value per share, of Parent.

     "PERSON" -- any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

     "PLAN" -- as defined in Section 3.13.

     "PROCEEDING" -- any action, arbitration, audit, hearing, investigation (including Medicare and Medicaid survey and certification investigations and proceedings), litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

     "REGISTRATION RIGHTS AGREEMENT" -- as defined in Section 2.8(d).

     "RELATED PARTY CONTRACTS" -- as defined in Section 2.8(a)(v) and listed pursuant to Section 3.17(a)(xiv).

     "RELATED PERSON" -- with respect to a particular individual:

          (a) each other member of such individual's Family;

          (b) any Person that is directly or indirectly controlled by such individual or one or more members of such individual's Family;

          (c) any Person in which such individual or members of such individual's Family hold (individually or in the aggregate) a Material Interest; and

          (d) any Person with respect to which such individual or one or more members of such individual's Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity).

          With respect to a specified Person other than an individual:

          (a) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person;

          (b) any Person that holds a Material Interest in such specified
     Person;

          (c) each Person that serves as a director, officer, partner, executor, or trustee of such specified Person (or in a similar capacity);

          (d) any Person in which such specified Person holds a Material
     Interest;

          (e) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and

          (f) any Related Person of any individual described in clause (b) or
     (c).

     For purposes of this definition, (a) the "Family" of an individual includes
(i) the individual, (ii) the individual's spouse and former spouses, (iii) any other natural person who is related to the individual or the individual's spouse within the second degree, and (iv) any other natural person who resides with such individual, and (b) "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least 5% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 5% of the outstanding equity securities or equity interests in a Person.

     "RELEASE" -- any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the Environment, whether intentional or unintentional.

     "REPRESENTATIVE" -- with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

     "SEC" -- the federal Securities and Exchange Commission.

     "SECURITIES ACT" -- the Securities Act of 1933 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

     "SECURITYHOLDER RELEASES" -- as defined in Section 2.8.

     "SHARES" -- the shares of capital stock of the Company issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Newco, or any Parent Companies or any of the Company's direct or indirect wholly-owned subsidiaries, or held in the treasury of the Company).

     "SNFs" -- skilled nursing facilities and other licensed providers of health care and related services owned or leased and operated by any Acquired Company.

     "SPREAD" -- the amount by which (a) the excess of $6,430,532 over the allocated fees to BA Partners in connection with the Merger, divided by (b) 80,171, exceeds (c) the per share exercise price of an outstanding employee option to purchase Company common stock, multiplied by the number of shares of Company common stock to which the option relates.

     "SUBSIDIARY" -- with respect to any Person (the "Owner"), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries; when used without reference to a particular Person, "Subsidiary" means a Subsidiary of the Company.

     "SURVIVING CORPORATION" -- as defined in Section 2.1.

     "TAX" -- any tax (including without limitation any income tax, capital gains tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

     "TAX RETURN" -- any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

     "THREAT OF RELEASE" -- a substantial likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release.

     "THREATENED" -- a claim, Proceeding, dispute, action, or other matter will be deemed to have been "Threatened" if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

     "WARRANTING SHAREHOLDERS" -- as defined in the first paragraph of this Agreement.

2.  THE MERGER; CLOSING

2.1  THE MERGER

     Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 2.2), the Company and Newco shall consummate a merger (the "Merger") in which (a) Newco shall be merged with and into the Company and the separate corporate existence of Newco shall thereupon cease, (b) the Company shall be the successor or surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the "Surviving Corporation." The Company and Newco are sometimes collectively referred to herein as the "Constituent Corporations." The Merger shall have the effects set forth in the Delaware Corporation Law (the "DCL").

2.2  EFFECTIVE TIME

     Parent, Newco and the Company will cause an appropriate Certificate of Merger (the "Certificate of Merger") to be executed and filed on the date of the Closing (or on such other date as Parent and the Company may agree) as provided in the DCL. The Merger shall become effective on the date on which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such time as is agreed upon by the parties and specified in the Certificate of Merger, and such time is hereinafter referred to as the "Effective Time."

2.3  CLOSING

     The closing of the Merger (the "Closing") provided for in this Agreement will take place at the offices of Parent's counsel at Suite 400, One Camelback Building, One East Camelback Road, Phoenix, Arizona, at 10:00 a.m. (local time) on the later of (i) October 15, 1996 or (ii) subject to the provisions of
Section 9, the date that is two business days following the termination of the applicable waiting period under the HSR Act and the satisfaction of the other conditions specified in this Agreement, or at such other time and place as the parties may agree. Subject to the provisions of Section 9, failure to consummate the Merger provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.3 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

2.4  THE SURVIVING CORPORATION

     The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation. The Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation. The directors of Newco at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws. The officers of Newco at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out and effectuate the purposes of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out and effectuate the purposes of this Agreement.

2.5  CONSIDERATION FOR THE MERGER; CONVERSION OF SHARES IN THE MERGER

     At the Effective Time, by virtue of the Merger and without any action on the part of the holders of capital stock of the Company or of capital stock of
Newco:

          (a) Each Share shall, by virtue of the Merger and without any action on the part of Newco, the Company or the holder thereof, be converted into:

             (i) that number of Parent Shares determined by dividing (i) 1,509,434 Parent Shares by the number of Shares (the "Per Share Conversion Amount"), provided, however, that

             (A) if the Average Daily Price is greater than $15.25, then the aggregate number of Parent Shares used in the foregoing calculation shall be reduced to an amount that, when multiplied by the Average Daily Price results in the product $23,018,868.50, and

             (B) if the Average Daily Price is less than $11.25, then the aggregate number of Parent Shares used in the foregoing calculation shall be increased to an amount that, when multiplied by the Average Daily Price results in the product $16,981,132.50.

        Plus

             (ii) an amount of cash (the "Per Share Cash Amount") determined by dividing

             (A) $10,200,000 minus the aggregate Spread on employee options retired by the Company after the date hereof and prior to the Effective Time (such excess being referred to herein as the

        "Base Amount"), plus or minus the Equity Adjustment Amount determined pursuant to Sections 2.9 and 2.10, by

             (B) the number of Shares.

          (b) All calculations made pursuant to Section 2.5(a) shall be carried out the third decimal place. No fractional Parent Shares shall be issued in the Merger, but instead any fraction shall be rounded up to the nearest whole Parent Share. The Per Share Conversion Amount plus the Per Share Cash Amount is sometimes referred to herein as the "Merger Consideration."

          (c) At the Effective Time, each share of capital stock of the Company issued and outstanding and owned by any of the Parent Companies or any of the Company's direct or indirect wholly-owned subsidiaries or authorized but unissued shares held by the Company immediately prior to the Effective Time shall cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist.

          (d) At the Effective Time, each share of common stock of Newco issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

          (e) If, between the date of this Agreement and the Effective Time, the outstanding Shares or the Parent Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split up, combination, exchange of shares or readjustment, or with respect to any such event there be declared a record date within said period with a distribution date after the Effective Time or a stock dividend on the Shares or the Parent Common Shares shall be declared with a record date within said period, the Merger Consideration shall be appropriately adjusted.

2.6  EXCHANGE OF CERTIFICATES; NO FRACTIONAL SHARES; RETURN OF CERTIFICATES

     Except as set forth in Section 2.5 above, from and after the Effective Time, each holder of a certificate which immediately prior to the Effective Time represented outstanding Shares shall be entitled to receive in exchange therefor, upon surrender thereof to Parent, payment of the Merger Consideration, provided, however, that if the Equity Adjustment Amount has not yet been determined in accordance with Sections 2.9 and 2.10(a) hereof an amount equal to the holder's pro rata share of the Base Amount shall initially be paid and the parties will comply with the procedures required by Section 2.10(b) hereof, and provided further that a portion of the Merger Consideration equal to 37,736 Parent Shares (allocated pro rata among the Warranting Shareholders in proportion to their ownership of Shares immediately prior to the Effective Time) shall be deposited by the Parent on the holders' behalf with the Escrow Agent in accordance with Section 2.8 hereof and shall thereafter be held and applied in accordance with the Escrow Agreement. No holder of a certificate or certificates which immediately prior to the Effective Time represented Shares shall be entitled to receive any dividend or other distribution from Parent until surrender of such holder's certificate or certificates for a certificate or certificates representing Parent Shares.

2.7  NO DISSENTING SHARES

     The parties hereto acknowledge that the shareholders of the Company have all indicated they will approve the Merger and they will not be entitled to dissent from the Merger and require appraisal of their Shares.

2.8  CLOSING OBLIGATIONS

     At the Closing:

          (a) the Warranting Shareholders, for themselves and as agents for all Other Securityholders, will deliver to Parent:

             (i) certificates representing the Shares;

             (ii) releases in the form of Exhibit 2.8(a)(ii) executed by the Warranting Shareholders, all Other Securityholders and each Related Person of either Warranting Shareholder that is a party to any Related Party Contract (collectively, "Securityholder Releases");

             (iii) noncompetition agreements in the form of Exhibit 2.8(a)(iii), executed by the Warranting Shareholders (collectively, the "Noncompetition Agreements");

             (iv) a certificate executed by the Warranting Shareholders representing and warranting to Parent that each of the Warranting Shareholders' representations and warranties in this Agreement was accurate in all material respects as of the date of this Agreement and is accurate in all material respects as of the Closing Date as if made on the Closing Date (giving full effect to any supplements to the Disclosure Letter that were delivered by the Warranting Shareholders to Parent not less than five business days prior to the Closing Date in accordance with Section 5.5), provided, that if an inaccuracy constitutes a "Breach" as defined herein, no further threshold of materiality shall be permitted hereby and the certificate called for by this section cannot be given;

             (v) mutual termination agreements in respect to each management and other contracts with any Related Person of either Warranting Shareholder other than the rehabilitation services contracts with RehabWest, Inc. (the "Related Party Contracts"), properly executed and delivered by each party thereto and providing for no future payments or other obligations by the Company or the Parent with respect thereto; and

             (vi) resignations of all directors and officers of each Acquired Company, if and as requested by Parent;

          (b) Parent will deliver to the Warranting Shareholders and Other
     Securityholders:

             (i) the payment specified by Section 2.6, with the Per Share Cash Consideration paid by bank cashier's or certified check payable to the order of or by wire transfer to accounts specified on behalf of each Warranting Shareholder and Other Securityholder; and

             (ii) a certificate executed by Parent to the effect that, except as otherwise stated in such certificate, each of Parent's representations and warranties in this Agreement was accurate in all material respects as of the date of this Agreement and is accurate in all material respects as of the Closing Date as if made on the Closing Date, provided, that if an inaccuracy constitutes a "Breach" as defined herein, no further threshold of materiality shall be permitted hereby and the certificate required by this section cannot be given.

          (c) Parent and the Warranting Shareholders will enter into an escrow agreement in the form of Exhibit 2.8(c) (the "Escrow Agreement") with Mellon Bank, F.S.B., and Parent will make the deposit into escrow on behalf of the Warranting Shareholders that is required by Section 2.6.

          (d) Parent and the Warranting Shareholders will enter into a registration rights agreement in the form of Exhibit 2.8(d) (the "Registration Rights Agreement").

2.9  EQUITY ADJUSTMENT AMOUNT

     The Equity Adjustment Amount (which may be a positive or negative number) will be equal to (a) the consolidated stockholders' equity of the Acquired Companies as of the Audit Date determined in accordance with GAAP, plus (b) the sum of the adjustments listed on Schedule 2.9, if and to the extent such adjustments were taken into account in subpart (a), minus (c) $760,003.

2.10  EQUITY ADJUSTMENT PROCEDURE

     (a) The Warranting Shareholders will prepare and will cause Arthur Andersen LLP, the Company's certified public accountants, to audit consolidated financial statements ("Closing Financial Statements") of the Company through the calendar month-end closest to the Closing Date (the "Audit Date") and for the period from the date of the Balance Sheet through the Audit Date, including a computation of consolidated stockholders' equity as of the Audit Date. The Warranting Shareholders will deliver the Closing Financial Statements to Parent within sixty days after the Closing Date. If within thirty days following delivery of the Closing Financial Statements, Parent has not given the Warranting Shareholders notice of its objection to the Closing Financial Statements (such notice must contain a statement of the basis of Parent's objection), then the consolidated stockholders' equity reflected in the Closing Financial Statements will be used in computing the Equity Adjustment Amount. If Parent gives such notice of objection, then the issues in dispute will be submitted to Price Waterhouse LLP, certified public accountants (the "Accountants"), for resolution. If issues in dispute are submitted to the Accountants for resolution, (i) each party will furnish to the Accountants such workpapers and other documents and information relating to the disputed issues as the Accountants may request and are available to that party or its Subsidiaries (or its independent public accountants), and will be afforded the opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants; (ii) the determination by the Accountants, as set forth in a notice delivered to both parties by the Accountants, will be binding and conclusive on the parties; and (iii) Parent will bear the fees of the Accountants for such determination.

     (b) On the tenth business day following the final determination of the Equity Adjustment Amount, if the Equity Adjustment Amount is positive, Parent will pay the Equity Adjustment Amount to the Warranting Shareholders, and if the Equity Adjustment Amount is negative, the Warranting Shareholders will pay the absolute value of such amount to Parent, all as contemplated by and in accordance with Section 2.5(a) hereof. Payments must be made in immediately available funds. Payments to the Warranting Shareholders must be made in the manner and will be allocated in the proportions set forth in Section 2.8(b)(i). Payments to Parent must be made by wire transfer to such bank account as Parent will specify.

3.  REPRESENTATIONS AND WARRANTIES OF THE WARRANTING SHAREHOLDERS

     The Disclosure Letter called for by the Warranting Shareholders' representations and warranties in this Part 3 has been prepared by the Warranting Shareholders without full involvement of other personnel of the Acquired Companies because of the confidential nature of this Agreement. For the same reasons, a portion of the due diligence investigation which Parent wishes to complete in respect of the Acquired Companies and the SNFs has not yet been completed. Although the Warranting Shareholders believe all of the information in the Disclosure Letter is accurate and complete, the Warranting Shareholders shall have the right to complete or supplement the Disclosure Letter not later than August 16, 1996 (the "Disclosure Supplement"). Parent shall have the right to continue its due diligence investigation after the date of this Agreement and through the Closing Date. Parent shall have the right to terminate this Agreement by written notice to the Warranting Shareholders within five business days after receipt of the Disclosure Supplement if Parent in its sole discretion determines that the information contained in the disclosures as supplemented, or any other information or documentation learned or discovered in the course of Parent's due diligence investigation, constitutes, has, or is likely to have, a material adverse effect. In the event Parent terminates this Agreement pursuant to the foregoing provision, this Agreement shall become null and void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders, except that the Confidentiality Agreement shall survive and each party shall pay its own expenses incurred in connection with this Agreement. In the event Parent does not terminate this Agreement pursuant to the foregoing provision, the Disclosure Supplement shall be deemed delivered as of the date of this Agreement and made a part of the Disclosure Letter to this Agreement.

     The Warranting Shareholders represent and warrant to Parent as follows:

3.1  ORGANIZATION AND GOOD STANDING

     (a) Part 3.1 of the Disclosure Letter contains a complete and accurate list for each Acquired Company of its name, its jurisdiction of incorporation, other jurisdictions in which it is authorized to do business, and its capitalization (including the identity of each stockholder and the number of shares held by each). Each Acquired Company is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under Applicable Contracts. Each Acquired Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

     (b) The Warranting Shareholders have made available to Parent copies of the Organizational Documents of each Acquired Company, as currently in effect.

3.2  AUTHORITY; NO CONFLICT

     (a) This Agreement constitutes the legal, valid, and binding obligation of the Company and the Warranting Shareholders, enforceable against the Company and the Warranting Shareholders in accordance with its terms. Upon the execution and delivery by the Warranting Shareholders of the Escrow Agreement, the Registration Rights Agreement, the Warranting Shareholders' Releases, and the Noncompetition Agreements (collectively, the "Warranting Shareholders' Closing Documents"), the Warranting Shareholders' Closing Documents will constitute the legal, valid, and binding obligations of the Warranting Shareholders, enforceable against the Warranting Shareholders in accordance with their respective terms. The Warranting Shareholders have the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and the Warranting Shareholders' Closing Documents and to perform their obligations under this Agreement and the Warranting Shareholders' Closing Documents.

     (b) To the best of Warranting Shareholders' Knowledge, except as set forth in Part 3.2 of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

          (i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of the Acquired Companies, or (B) any resolution adopted by the board of directors or the stockholders of any Acquired Company;

          (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any Acquired Company, any SNF or either Warranting Shareholder, or any of the assets owned or used by any Acquired Company or any SNF, may be subject;

          (iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by any Acquired Company or that otherwise relates to any SNF or otherwise to the business of, or any of the assets owned or used by, any Acquired Company;

          (iv) cause Parent or any Acquired Company to become subject to, or to become liable for the payment of, any Tax;

          (v) cause any of the assets owned by any Acquired Company to be reassessed or revalued by any taxing authority or other Governmental Body;

          (vi) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; or

          (vii) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by any SNF or any Acquired Company.

     Except as set forth in Part 3.2 of the Disclosure Letter, no SNF, Warranting Shareholder or Acquired Company is or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.3  CAPITALIZATION

     The authorized and outstanding equity securities of Signature and the record and beneficial ownership of such equity securities, are as described in
Part 3.3 of the Disclosure Letter. The Warranting Shareholders and the Other Securityholders are and will be on the Closing Date the record and beneficial owners and holders of the Shares, free and clear of all Encumbrances. With the exception of the Shares and the options described in Part 3.3 of the Disclosure Letter, all of the outstanding equity securities and other securities of each Acquired Company are owned of record and beneficially by one or more of the Acquired Companies. Except as described in Part 3.3 of the Disclosure Schedule, such securities are owned free and clear of all Encumbrances. No legend or other reference to any purported Encumbrance appears upon any certificate representing equity securities of any Acquired Company. All of the outstanding equity securities of each Acquired Company have been duly authorized and validly issued and are fully paid and nonassessable. There are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of any Acquired Company. No outstanding equity securities or other securities of any Acquired Company were issued in violation of the Securities Act or any other Legal Requirement. No Acquired Company owns, or has any Contract to acquire, any equity securities or other securities of any Person (other than Acquired Companies) or any direct or indirect equity or ownership interest in any other business.

3.4  FINANCIAL STATEMENTS

     The Warranting Shareholders have delivered to Parent: (a) consolidated balance sheets of the Acquired Companies as of December 31 in each of the years 1988 through 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flow for each of the fiscal years then ended, together with the report thereon of Arthur Anderson, LLP, independent certified public accountants, (b) a consolidated balance sheet of the Acquired Companies as of December 31, 1995 (including the notes thereto, the "Balance Sheet"), and the related consolidated statements of income, changes in stockholders' equity, and cash flow for the fiscal year then ended, together with the report thereon of Arthur Andersen LLP, independent certified public accountants, and (c) an unaudited consolidated balance sheet of the Acquired Companies as of June 30, 1996 (the "Interim Balance Sheet") and the related unaudited consolidated statements of income, changes in stockholders' equity, and cash flow for the six months then ended, including in each case the notes thereto. Such financial statements and notes fairly present the financial condition and the results of operations, changes in stockholders' equity, and cash flow of the Acquired Companies as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes (that, if presented, would not differ materially from those included in the Balance Sheet); the financial statements referred to in this Section 3.4 reflect the consistent application of such accounting principles throughout the periods involved. No financial statements of any Person other than the Acquired Companies are required by GAAP to be included in the consolidated financial statements of the Company.

3.5  BOOKS AND RECORDS

     To the best of the Warranting Shareholders' Knowledge, the books of account, minute books, stock record books, and other records of the Acquired Companies, all of which have been made available to Parent, are complete and correct and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The minute books of the Acquired Companies contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Boards of Directors, and committees of the Boards of Directors of the Acquired Companies, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Acquired Companies.

3.6  TITLE TO PROPERTIES; ENCUMBRANCES

     To the best of the Warranting Shareholders' Knowledge, Part 3.6 of the Disclosure Letter contains a complete and accurate list of all real property, leaseholds, or other interests therein owned by any Acquired Company. The Warranting Shareholders have delivered or made available to Parent copies of the deeds and other instruments (as recorded) by which the Acquired Companies acquired such real property and interests, and copies of all title insurance policies, opinions, abstracts, and surveys in the possession of the Warranting Shareholders or the Acquired Companies and relating to such property or interests. The Acquired Companies own (with good and marketable title in the case of real property, subject only to the matters permitted by the following sentence) all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that they purport to own, including all of the properties and assets reflected in the Balance Sheet and the Interim Balance Sheet (except for assets held under leases disclosed or not required to be disclosed in Part 3.6 of the Disclosure Letter and personal property sold since the date of the Balance Sheet and the Interim Balance Sheet, as the case may be, in the Ordinary Course of Business), and all of the properties and assets purchased or otherwise acquired by the Acquired Companies since the date of the Balance Sheet (except for personal property acquired and sold since the date of the Balance Sheet in the Ordinary Course of Business and consistent with past practice). To the best of the Warranting Shareholders' Knowledge, all material properties and assets reflected in the Balance Sheet and the Interim Balance Sheet are free and clear of all Encumbrances and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except, with respect to all such properties and assets, (a) mortgages or security interests shown on the Balance Sheet or the Interim Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the Interim Balance Sheet (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (c) liens for current taxes not yet due, and (d) with respect to real property, (i) minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of any Acquired Company, and (ii) zoning laws and other land use restrictions that do not impair the present use of the property subject thereto. To the best of the Warranting Shareholders' Knowledge, all buildings, plants, and structures owned by the Acquired Companies lie wholly within the boundaries of the real property owned by the Acquired Companies and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

3.7  CONDITION AND SUFFICIENCY OF ASSETS

     To the best of the Warranting Shareholders' Knowledge, all of the buildings, plants, structures, and equipment of the SNFs and of the Acquired Companies are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The building, plants, structures, and equipment of the SNFs and of the Acquired Companies are sufficient for the continued conduct of the SNFs and of the Acquired Companies' businesses after the Closing in substantially the same manner as conducted prior to the Closing.

3.8  ACCOUNTS RECEIVABLE

     To the best of the Warranting Shareholders' Knowledge all accounts receivable of the Acquired Companies that are reflected on the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Acquired Companies as of the Closing Date (collectively, the "Accounts Receivable") represent or will represent valid obligations arising from services actually performed in the Ordinary Course of Business. Unless paid prior to the Closing Date and assuming that after the Closing the Acquired Companies follow similar collection policies to those followed by the Acquired Companies through the date hereof, the Accounts Receivable (excluding only the Disputed Medicare Receivables), are or will be as of the Closing Date collectible net of the respective reserves shown on the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Acquired Companies as of the Closing Date (which reserves are adequate and except for the reserves identified in Schedule 2.9, calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a materially greater percentage of the Accounts Receivable as of the Closing Date than the reserve reflected in the Interim Balance Sheet represented of the Accounts Receivable reflected therein and will not represent a material adverse change in the composition of such Accounts Receivable in terms of aging). On the Closing Date each of the Acquired Companies will have transmitted bills and invoices in the Ordinary Course of Business for all services performed through the end of the most recent practicable month. To the best of the Warranting Shareholders' Knowledge, there is no contest, claim, or right of set-off, other than returns in the Ordinary Course of Business, under any Contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable, other than the Disputed Accounts Receivable. To the best of the Warranting Shareholders' Knowledge Part 3.8 of the Disclosure Letter contains a complete and accurate list of all Accounts Receivable as of the date of the Interim Balance Sheet, which list sets forth the aging of such Accounts Receivable. Parent acknowledges that there are time constraints with respect to the billing of Government Agencies and third party payers which, if not followed, can result in a denial of payment.

3.9  PREPAID SUPPLIES

     To the best of the Warranting Shareholders' Knowledge all inventory or supplies and other materials of the Acquired Companies, whether or not reflected in the Balance Sheet or the Interim Balance Sheet, consists of a quality and quantity usable in the Ordinary Course of Business. The amounts thereof are not excessive and are reasonable in the present circumstances of the Acquired Companies and satisfy all Legal Requirements applicable to any Acquired Company or SNF with respect to inventory and supplies.

3.10  NO UNDISCLOSED LIABILITIES

     To the best of the Warranting Shareholders' Knowledge, except as set forth in Part 3.10 of the Disclosure Letter, the Acquired Companies have no material liabilities or obligations of any nature except for liabilities or obligations reflected or reserved against in the Balance Sheet or the Interim Balance Sheet and current liabilities incurred in the Ordinary Course of Business since the respective dates thereof.

3.11  TAXES

     (a) To the best of the Warranting Shareholders' Knowledge the Acquired Companies have filed or caused to be filed (on a timely basis since 1990) all Tax Returns that are or were required to be filed by or with respect to any of them, either separately or as a member of a group of corporations, pursuant to applicable Legal Requirements. The Warranting Shareholders have made available to Parent copies of, and Part 3.11 of the Disclosure Letter contains a complete and accurate list of, all such Tax Returns filed since January 1, 1993. Based upon the Warranting Shareholders' inquiry and advice from Arthur Andersen, LLP, the Acquired Companies have paid, or made provision for the payment of, all Taxes that have or may have become due pursuant to those Tax Returns, or pursuant to any assessment received by either of the Warranting Shareholders or any Acquired Company, except such Taxes, if any, as are listed in Part 3.11 of the Disclosure

Letter and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the Balance Sheet and the Interim Balance Sheet.

     (b) Based upon the Warranting Shareholders' inquiry of and advice from Arthur Andersen LLP, the United States federal and state income Tax Returns of each Acquired Company subject to such Taxes have been audited by the IRS or relevant state tax authorities or are closed by the applicable statute of limitations for all taxable years through 1991. To the best of the Warranting Shareholders' Knowledge Part 3.11 of the Disclosure Letter contains a complete and accurate list of all audits of all such Tax Returns, including a reasonably detailed description of the nature and outcome of each audit. No deficiencies were proposed as a result of such audits. To the best of the Warranting Shareholders' Knowledge, except as described in Part 3.11 of the Disclosure Letter, no Warranting Shareholder or Acquired Company has given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes of any Acquired Company or for which any Acquired Company may be liable.

     (c) To the best of the Warranting Shareholders' Knowledge the charges, accruals, and reserves with respect to Taxes on the respective books of each Acquired Company are adequate (determined in accordance with GAAP) and are at least equal to that Acquired Company's liability for Taxes, provided, however, that this warranty is made prior to and without accruing for any Tax benefit or liability related to the adjustments described on Schedule 2.9. To the best of the Warranting Shareholders' Knowledge there exists no proposed tax assessment against any Acquired Company except as disclosed in the Balance Sheet or in Part
3.11 of the Disclosure Letter. No Acquired Company has filed a consent under
Section 341(f) of the IRC concerning collapsible corporations. To the best of the Warranting Shareholders' Knowledge all Taxes that any Acquired Company is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

     (d) To the best of the Warranting Shareholders' Knowledge all Tax Returns filed by (or that include on a consolidated basis) any Acquired Company are true, correct, and complete. There is no tax sharing agreement that will require any payment by any Acquired Company after the date of this Agreement.

3.12  NO MATERIAL ADVERSE CHANGE

     Since the date of the Balance Sheet, there has not been any material adverse change in the business, operations, properties, prospects, assets, or condition of any SNF or any Acquired Company, and the best of the Warranting Shareholders' Knowledge no event has occurred or circumstance exists that may result in such a material adverse change.

3.13  EMPLOYEE BENEFITS

     To the best of the Warranting Shareholders' Knowledge (provided that the foregoing qualification shall cease to apply as to paragraphs (a) and (c) below five (5) business days prior to the Closing Date):

          (a) Except as set forth in Part 3.13(a) of the Disclosure Letter, none of the Acquired Companies nor any member of its controlled group within the meaning of Section 414 of the IRC maintains or contributes to, or at any time in the preceding five calendar years maintained or contributed to: (i) any non-qualified deferred compensation or retirement plans or arrangements; (ii) any qualified defined contribution retirement plans or arrangements; (iii) any qualified defined benefit pension plan; (iv) any multiemployer plan (as defined in Section 3(37) of ERISA); (v) any other plan, program, agreement or arrangement under which former employees of any of the Acquired Companies or its beneficiaries are entitled, or current employees of any of the Acquired Companies will be entitled following termination of employment, to medical, health, life insurance or other benefits other than pursuant to benefit continuation rights granted by state of federal law; or (vi) any other employee benefit, health, welfare, severance, vacation, medical, disability, life insurance, stock, stock purchase or stock option plan, program, agreement, arrangement, custom, practice or policy. The plans described in Part 3.13(a) are referred to herein as the "Plans."

          (b) The Plans comply in all respects with the requirements of all applicable laws, including ERISA, and the Plans meet any applicable requirements for favorable tax treatment under the IRC in both form and operation. The contributions to the Plans and the costs of administering the Plans, including fees for the trustee and other service providers which are customarily paid by any of the Acquired Companies, have been paid or will be paid prior to the Closing Date or are reflected in the Interim Balance Sheet. There have been no prohibited transactions as defined in
     Section 406 of ERISA or Section 4975 of the IRC with respect to any of the Plans or any parties in interest or disqualified persons with respect to the Plans or any reduction or curtailment of accrued benefits with respect to any of the Plans. There are no pending, or to the Knowledge of the Warranting Shareholders, threatened claims, lawsuits, arbitrations, audits or investigations which have been asserted or instituted against the Plans, any fiduciaries thereof with respect to their duties to the Plans or the assets of any of the trusts under any of the Plans. None of the Acquired Companies has any plans, programs, agreements or arrangements or other commitments to its employees, former employees or their beneficiaries under which it has any obligation to provide any retiree or other employee benefit payments which are not adequately funded through a trust or other funding arrangement. No Warranting Shareholder, Acquired Company or ERISA Affiliate has any liability to the IRS, the Department of Labor, or the Pension Benefit Guaranty Company. No event has occurred or circumstance exists that could result in a material increase in premium costs of Plans that are insured, or a material increase in benefit costs of Plans that are self-insured. No payment that is owed or may become due to any employee of any Acquired Company will be characterized as an "excess parachute payment" as defined in Code Section 280G, and the Merger contemplated by this Agreement will not result in the payment, vesting, or acceleration of any benefit.

          (c) To the extent applicable, the Warranting Shareholders have made available to Parent true and complete copies of: (i) the Plans and any related trusts or funding vehicles, policies or contracts and the related summary plan descriptions with respect to each Plan; (ii) the most recent determination letters received from the IRS regarding the Plans and copies of any pending applications, filings or notices with respect to any of the Plans with the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor or any other governmental agency and any notices or other communications from any governmental agency regarding any of the Plans; (iii) the financial statements and annual reports for each of the Plans and related trusts or funding vehicles, policies or contracts as of the end of the most recent plan year with respect to which the filing date for such information has passed and the two prior Plan years; (iv) the reports of the most recent actuarial valuations for the Plans; (v) copies of all corporate resolutions or other documents pertaining to the adoption of the Plans or any amendments thereto or to the appointment of any fiduciaries thereunder and copies of any investment policies, administrative services agreements or other contracts with third parties, surety bonds, rules, regulations or policies of the trustees or any committee thereunder; and (vi) copies of any communications or notices provided to employees or plan participants with respect to the Plans along with information concerning the date and extent of distribution of such communications.

3.14  COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS

     (a) To the best of the Warranting Shareholders' Knowledge, except as set forth in Part 3.14 of the Disclosure Letter:

          (i) each Acquired Company and each SNF is, and at all times since January 1, 1995 has been, in substantial compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets, and has every Governmental Authorization required in connection therewith;

          (ii) no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a violation by any Acquired Company or any SNF of, or a failure on the part of any Acquired Company or any SNF to comply with, any Legal Requirement, which violation or failure may have a material adverse effect on any Acquired Company or SNF, or (B) may give rise to any obligation on the part of any Acquired Company or any SNF to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

          (iii) no Acquired Company or SNF has received, at any time since January 1, 1995, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of any Acquired Company or SNF to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, except for state and federal licensing and certification surveys, all of which have been provided to Parent.

     (b) To the best of the Warranting Shareholders' Knowledge Part 3.14 of the Disclosure Letter contains a complete and accurate list of each Governmental Authorization that is held by any Acquired Company or SNF or that otherwise relates to the business of, or to any of the assets owned or used by, any Acquired Company or any SNF. To the best of the Warranting Shareholders' Knowledge each Governmental Authorization listed or required to be listed in
Part 3.14 of the Disclosure Letter is valid and in full force and effect. To the best of the Warranting Shareholders' Knowledge, except as set forth in Part 3.14 of the Disclosure Letter:

          (i) each Acquired Company and SNF is, and at all times since January 1, 1995 has been, in substantial compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Part 3.14 of the Disclosure Letter;

          (ii) no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Part 3.14 of the Disclosure Letter, which violation or failure may have a material adverse effect on any Acquired Company or any SNF, or
     (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Part 3.14 of the Disclosure Letter;

          (iii) no Acquired Company or SNF has received, at any time since January 1, 1995, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, which violation or failure may have a material adverse effect on any Acquired Company or any SNF, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization; and

          (iv) all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Part
     3.14 of the Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

     To the best of the Warranting Shareholders' Knowledge, the Governmental Authorizations listed in Part 3.14 of the Disclosure Letter collectively constitute all of the Governmental Authorizations necessary to permit the Acquired Companies to lawfully conduct and operate the SNFs and the other aspects of their businesses in the manner they currently conduct and operate the SNFs and such businesses and to permit the Acquired Companies to own and use their assets in the manner in which they currently own and use such assets.

3.15  LEGAL PROCEEDINGS; ORDERS

     (a) To the best of the Warranting Shareholders' Knowledge, except as set forth in Part 3.15 of the Disclosure Letter, there is no pending Proceeding:

          (i) that has been commenced by or against any Acquired Company or that otherwise relates to or may materially affect any SNF or the business of, or any of the assets owned or used by, any Acquired Company; or

          (ii) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.

     To the Knowledge of the Warranting Shareholders and the Acquired Companies,
(1) no such Proceeding has been Threatened, and (2) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding. If requested by Parent, the Warranting Shareholders will promptly deliver to Parent copies of all pleadings, correspondence, and other documents relating to each or any Proceeding listed in
Part 3.15 of the Disclosure Letter. The Proceedings listed in Part 3.15 of the Disclosure Letter will not have a material adverse effect on the business, operations, assets, condition, or prospects of any SNF or any Acquired Company.

     (b) To the best of the Warranting Shareholders' Knowledge, except as set forth in Part 3.15 of the Disclosure Letter:

          (i) there is no Order to which any of the Acquired Companies, any SNF or any of the assets owned or used by any Acquired Company, is subject, the existence or violation of which could have a material adverse effect on any Acquired Company or any SNF;

          (ii) neither Warranting Shareholder is subject to any Order that relates to the business of, or any of the assets owned or used by, any SNF or any Acquired Company; and

          (iii) no officer, director, agent, or employee of any Acquired Company is subject to any Order or Legal Requirement that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to any SNF or to the business of any Acquired Company.

     (c) To the best of the Warranting Shareholders' Knowledge, except as set forth in Part 3.15 of the Disclosure Letter:

          (i) each Acquired Company and SNF is, and at all times since January 1, 1995 has been, in substantial compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject;

          (ii) no event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order or Legal Requirement to which any SNF or Acquired Company, or any of the assets owned or used by any SNF or Acquired Company, is subject, the existence or violation of which could have a material adverse effect on any Acquired Company or any SNF; and

          (iii) no SNF or Acquired Company has received, at any time since January 1, 1995, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible, or potential material violation of, or failure to comply with, any material term or requirement of, any Order or Legal Requirement to which any SNF or Acquired Company, or any of the assets owned or used by any SNF or Acquired Company, is or has been subject.

3.16  ABSENCE OF CERTAIN CHANGES AND EVENTS

     To the best of the Warranting Shareholders' Knowledge, except as set forth in Part 3.16 of the Disclosure Letter, since the date of the Interim Balance Sheet, the Acquired Companies have operated the SNFs and conducted their businesses only in the Ordinary Course of Business and there has not been any:

          (a) change in any Acquired Company's authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of any Acquired Company; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by any Acquired Company of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

          (b) amendment to the Organizational Documents of any Acquired Company;

          (c) payment or increase by any Acquired Company of any bonuses, salaries, or other compensation to either Warranting Shareholder or their Related Persons or to any stockholder, director, officer, or (except in the Ordinary Course of Business) employee or entry into any employment, severance, or similar Contract with any director, officer, or employee;

          (d) adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of any Acquired Company;

          (e) damage to or destruction or loss of any asset or property of any SNF or Acquired Company, whether or not covered by insurance, materially and adversely affecting the properties, assets, business, financial condition, or prospects of any SNF or any of the Acquired Companies;

          (f) entry into, termination of, or receipt of notice of termination of
     (i) any license, joint venture, credit, or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment by or to any Acquired Company (and prior to any unilateral right of termination by the Acquired Company without any cost or penalty) of at least $50,000;

          (g) sale, lease, or other disposition of any SNF or other asset or property of any Acquired Company or mortgage, pledge, or imposition of any lien or other encumbrance on any SNF or other material asset or property of any Acquired Company, including the sale, lease, or other disposition of any of the Intellectual Property Assets;

          (h) cancellation or waiver of any claims or rights with a value to any Acquired Company in excess of $10,000;

          (i) material change in the accounting methods used by any Acquired Company; or

          (j) agreement, whether oral or written, by any Acquired Company to do any of the foregoing.

3.17  CONTRACTS; NO DEFAULTS

     (a) To the best of the Warranting Shareholders' Knowledge, Part 3.17(a) of the Disclosure Letter contains a complete and accurate list, and the Warranting Shareholders have made available to Parent, and if requested will promptly deliver to Parent, true and complete copies, of:

          (i) each Applicable Contract that involves performance of services or delivery of goods or materials by one or more Acquired Companies (prior to any unilateral right of termination by the Acquired Company without any cost or penalty) of an amount or value in excess of $50,000;

          (ii) each Applicable Contract that involves performance of services or delivery of goods or materials to one or more Acquired Companies (prior to any unilateral right of termination by the Acquired Company without any cost or penalty) of an amount or value in excess of $50,000;

          (iii) each Applicable Contract that was not entered into in the Ordinary Course of Business or that involves expenditures or receipts of one or more Acquired Companies (prior to any unilateral right of termination by the Acquired Company without any cost or penalty) in excess of $50,000;

          (iv) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Applicable Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $50,000 or with terms of less than one year);

          (v) each licensing agreement or other Applicable Contract with respect to patents, trademarks, copyrights, or other intellectual property, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Assets;

          (vi) each collective bargaining agreement and other Applicable Contract to or with any labor union or other employee representative of a group of employees;

          (vii) each joint venture, partnership, and other Applicable Contract (however named) involving a sharing of profits, losses, costs, or liabilities by any Acquired Company with any other Person;

          (viii) each Applicable Contract containing covenants that in any way purport to restrict the business activity of any Acquired Company or any Affiliate of an Acquired Company or limit the freedom of any Acquired Company or any Affiliate of an Acquired Company to engage in any line of business or to compete with any Person;

          (ix) each Applicable Contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

          (x) each power of attorney that is currently effective and outstanding;

          (xi) each Applicable Contract entered into other than in the Ordinary Course of Business that contains or provides for an express undertaking by any Acquired Company to be responsible for consequential damages;

          (xii) each Applicable Contract for capital expenditures in excess of $50,000;

          (xiii) each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by any Acquired Company other than in the Ordinary Course of Business;

          (xiv) each Medicare and Medicaid provider contract for each SNF, and evidence of appropriate certification of each SNF;

          (xv) each Related Party Contract; and

          (xvi) each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

     To the best of the Warranting Shareholders' Knowledge Part 3.17(a) of the Disclosure Letter sets forth reasonably complete details concerning such Contracts, including the parties to the Contracts, the amount of the remaining commitment of the Acquired Companies under the Contracts, and the Acquired Companies' office where details relating to the Contracts are located.

     (b) To the best of the Warranting Shareholders' Knowledge, except as set forth in Part 3.17(b) of the Disclosure Letter:

          (i) neither Warranting Shareholder (and no Related Person of either Warranting Shareholder) has or may acquire any rights under, and neither Warranting Shareholder has or may become subject to any obligation or liability under, any Contract that relates to the business of, or any of the assets owned or used by, any SNF or Acquired Company; and

          (ii) no officer, director, agent, employee, consultant, or contractor of any Acquired Company is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor to (A) engage in or continue any conduct, activity, or practice relating to the business of any Acquired Company, or (B) assign to any Acquired Company or to any other Person any rights to any invention, improvement, or discovery.

     (c) To the best of the Warranting Shareholders' Knowledge, except as set forth in Part 3.17(c) of the Disclosure Letter, each Contract identified or required to be identified in Part 3.17(a) of the Disclosure Letter is in full force and effect and is valid and enforceable in accordance with its terms.

     (d) To the best of the Warranting Shareholders' Knowledge, except as set forth in Part 3.17(d) of the Disclosure Letter:

          (i) each Acquired Company is, and at all times since January 1, 1996 has been, in substantial compliance with all applicable terms and requirements of each Contract under which such Acquired

     Company has or had any obligation or liability or by which such Acquired Company or any of the assets owned or used by such Acquired Company is or was bound;

          (ii) each other Person that has or had any obligation or liability under any Contract under which an Acquired Company has or had any rights is, and at all times since January 1, 1996 has been, in substantial compliance with all applicable terms and requirements of such Contract;

          (iii) no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give any Acquired Company or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; and

          (iv) no Acquired Company has given to or received from any other Person, at any time since January 1, 1996, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Contract.

     (e) There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to any Acquired Company under current or completed Contracts with any Person and no such Person has made written demand for such renegotiation.

     (f) The Contracts relating to the sale or provision of services by the Acquired Companies have been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Legal Requirement.

3.18  INSURANCE

     (a) To the best of the Warranting Shareholders' Knowledge, Part 3.18(a) of the Disclosure Letter contains a complete and accurate list, and the Warranting Shareholders have made available to Parent and, upon request will promptly deliver to Parent:

          (i) true and complete copies of all policies of insurance to which any Acquired Company is a party or under which any Acquired Company, or any director of any Acquired Company, is or has been covered at any time since January 1, 1995;

          (ii) true and complete copies of all pending applications for policies of insurance; and

          (iii) any statement by the auditor of any Acquired Company's financial statements with regard to the adequacy of such entity's coverage or of the reserves for claims.

     (b) Part 3.18(b) of the Disclosure Letter describes:

          (i) any self-insurance arrangement by or affecting any Acquired Company, including any reserves established thereunder;

          (ii) any contract or arrangement, other than a policy of insurance, for the transfer or sharing of any risk by any Acquired Company; and

          (iii) all obligations of the Acquired Companies to third parties with respect to insurance (including such obligations under leases and service agreements) and identifies the policy under which such coverage is provided (unless such information is disclosed elsewhere in the Disclosure Letter).

     (c) To the best of the Warranting Shareholders' Knowledge, except as set forth on Part 3.18(c) of the Disclosure Letter:

          (i) All policies to which any Acquired Company is a party or that provide coverage to either Warranting Shareholder, any Acquired Company, or any director or officer of an Acquired Company:

             (A) are valid, outstanding, and enforceable;

             (B) are issued by an insurer that is financially sound and reputable;

             (C) are sufficient for compliance with all Legal Requirements and Contracts to which any Acquired Company is a party or by which any of them is bound;

             (D) will continue in full force and effect following the consummation of the Contemplated Transactions; and

             (E) do not provide for any retrospective premium adjustment or other experienced-based liability on the part of any Acquired Company.

          (ii) No Warranting Shareholder or Acquired Company has received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (B) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

          (iii) The Acquired Companies have paid all premiums due, and have otherwise performed all of their respective obligations, under each policy to which any Acquired Company is a party or that provides coverage to any Acquired Company or director thereof.

          (iv) The Acquired Companies have given notice to the insurer of all claims that may be insured thereby.

3.19  ENVIRONMENTAL MATTERS

     To the best of the Warranting Shareholders' Knowledge, except as set forth in part 3.19 of the Disclosure Letter:

          (a) Each Acquired Company is, and at all times has been, in substantial compliance with, and has not been and is not in violation of or liable under, any Environmental Law. No Warranting Shareholder or Acquired Company has any basis to expect, nor has any of them or any other Person for whose conduct they are or may be held to be responsible received, any actual or Threatened order, notice, or other communication from (i) any Governmental Body or private citizen acting in the public interest, or (ii) the current or prior owner or operator of any SNFs or other Facilities, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or Threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the SNFs or other Facilities or any other properties or assets (whether real, personal, or mixed) in which either Warranting Shareholder or any Acquired Company has had an interest, or with respect to any property or SNFs or other Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by either Warranting Shareholder, any Acquired Company, or any other Person for whose conduct they are or may be held responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

          (b) There are no pending or Threatened claims, Encumbrances, or other restrictions of any nature, resulting from any Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the SNFs or other Facilities or any other properties and assets (whether real, personal, or mixed) in which either Warranting Shareholder or any Acquired Company has or had an interest.

          (c) No Warranting Shareholder or Acquired Company has any basis to expect, nor has any of them or any SNF or any other Person for whose conduct they are or may be held responsible, received, any citation, directive, inquiry, notice, Order, summons, warning, or other communication that relates to Hazardous Activity, Hazardous Materials, or any alleged, actual, or potential violation or failure to comply with any Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the SNFs or other Facilities or any other properties or assets (whether real, personal, or mixed) in which either Warranting Shareholder or any Acquired Company had an interest, or with respect to any property or facility to which Hazardous Materials generated, manufactured, refined, transferred, imported, used, or processed by either Warranting Shareholder, any Acquired Company, or any other Person for whose conduct they are or may be held responsible, have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

          (d) No Warranting Shareholder or Acquired Company, or any other Person for whose conduct they are or may be held responsible, has any Environmental, Health, and Safety Liabilities with respect to the Facilities or with respect to any other properties and assets (whether real, personal, or mixed) in which either Warranting Shareholder or any Acquired Company (or any predecessor), has or had an interest, or at any property geologically or hydrologically adjoining the SNFs or other Facilities or any such other property or assets.

          (e) There are no Hazardous Materials present on or in the Environment at the SNFs or other Facilities or at any geologically or hydrologically adjoining property, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the Facilities or such adjoining property, or incorporated into any structure therein or thereon. No Warranting Shareholder, Acquired Company, any other Person for whose conduct they are or may be held responsible, or any other Person, has permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to the SNFs or other Facilities or any other properties or assets (whether real, personal, or mixed) in which either Warranting Shareholder or any Acquired Company has or had an interest.

          (f) There has been no Release or Threat of Release of any Hazardous Materials at or from the SNFs or other Facilities or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, or processed from or by the Facilities, or from or by any other properties and assets (whether real, personal, or mixed) in which either Warranting Shareholder or any Acquired Company has or had an interest, or any geologically or hydrologically adjoining property, whether by a Warranting Shareholder, any Acquired Company, or any other Person.

          (g) The Warranting Shareholders have delivered to Parent true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by the Warranting Shareholders or any Acquired Company pertaining to Hazardous Materials or Hazardous Activities in, on, or under the SNFs or other Facilities, or concerning compliance by either Warranting Shareholder, any Acquired Company, or any other Person for whose conduct they are or may be held responsible, with Environmental Laws.

3.20  EMPLOYEES

     (a) The Warranting Shareholders have provided Parent access to a complete and accurate list of the following information for each employee or director of the Acquired Companies, including each employee on leave of absence or layoff status: employer; name; job title; current compensation paid or payable and any change in compensation since January 1, 1996; vacation accrued; and service credited for purposes of vesting and eligibility to participate under any Acquired Company's pension, retirement, profit-sharing, thrift-savings, deferred compensation, stock bonus, stock option, cash bonus, employee stock ownership (including investment credit or payroll stock ownership), severance pay, insurance, medical, welfare, or vacation plan, other Employee Pension Benefit Plan or Employee Welfare Benefit Plan, or any other employee benefit plan or any Director Plan.

     (b) To the best of the Warranting Shareholders' Knowledge, no employee or director of any Acquired Company is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement, between such employee or director and any other Person ("Proprietary Rights Agreement") that in any way adversely affects or will affect (i) the performance of his duties as an employee or director of the Acquired Companies, or (ii) the ability of any Acquired Company to conduct its business, including any Proprietary Rights Agreement with the Warranting Shareholders or the Acquired Companies by any such employee or director. Neither Warranting Shareholder, and no employee or director of any Acquired Company, is entitled to any severance or "parachute" payment of any kind in connection with a change in control of any Acquired Company. To the best of the Warranting Shareholders' Knowledge, no director, officer, or other key employee of any Acquired Company, excepting the Warranting Shareholders themselves, intends to terminate his or her employment with such Acquired Company.

     (c) Part 3.20 of the Disclosure Letter also contains a complete and accurate list of the following information for each retired employee or director of the Acquired Companies, or their dependents, receiving benefits or scheduled to receive benefits in the future: name, pension benefit, pension option election, retiree medical insurance coverage, retiree life insurance coverage, and other benefits.

3.21  LABOR RELATIONS; COMPLIANCE

     Except as disclosed in Part 3.21 of the Disclosure Letter, since January 1, 1996, no Acquired Company has been or is a party to any collective bargaining or other labor Contract. Since January 1, 1996, there has not been, there is not presently pending or existing, and there is not Threatened, (a) any strike, slowdown, picketing, work stoppage, or employee grievance process, (b) any Proceeding against or affecting any Acquired Company relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Body, organizational activity, or other labor or employment dispute against or affecting any of the Acquired Companies or their premises, or (c) any application for certification of a collective bargaining agent. To the best of the Warranting Shareholders' Knowledge, no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute. There is no lockout of any employees by any Acquired Company, and no such action is contemplated by any Acquired Company. To the best of the Warranting Shareholders' Knowledge, each Acquired Company has complied in all respects with all Legal Requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health, and plant closing. To the best of the Warranting Shareholders' Knowledge, no Acquired Company is liable for the payment of any compensation, damages, taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

3.22  INTELLECTUAL PROPERTY

     (a) Intellectual Property Assets -- The term "Intellectual Property Assets" includes:

          (i) the names Signature Health Care Corporation, all fictional business names (including all names under which any SNF or other Facility is licensed or has done business at any time within the past three years), trading names, registered and unregistered trademarks, service marks, and applications (collectively, "Marks");

          (ii) all patents, patent applications, and inventions and discoveries that may be patentable (collectively, "Patents");

          (iii) all copyrights in both published works and unpublished works (collectively, "Copyrights"); and

          (iv) all know-how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans, drawings, and blue prints (collectively, "Trade Secrets"); owned, used, or licensed by any Acquired Company as licensee or licensor.

     (b) Agreements -- Part 3.22(b) of the Disclosure Letter contains a complete and accurate list and summary description, including any royalties paid or received by the Acquired Companies, of all Intellectual Property Assets owned or used by any of the Acquired Companies since January 1, 1995, and all Contracts relating to the Intellectual Property Assets to which any Acquired Company is a party or by which any Acquired Company is bound, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs with a value of less than $25,000 under which an Acquired Company is the licensee. There are no outstanding and, to the best of the Warranting Shareholders' Knowledge, no Threatened disputes or disagreements with respect to any such agreement.

3.23  CERTAIN PAYMENTS

     To the best of the Warranting Shareholders' Knowledge no Acquired Company or director, officer, agent, or employee of any Acquired Company, or any other Person associated with or acting for or on behalf of any Acquired Company, ever has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of any Acquired Company or any Affiliate of an Acquired Company, or (iv) in violation of any Legal Requirement, (b) established or maintained any fund or asset that has not been recorded in the books and records of the Acquired Companies.

3.24  DISCLOSURE

     (a) To the best of the Warranting Shareholders' Knowledge no representation or warranty of the Warranting Shareholders in this Agreement and no statement in the Disclosure Letter omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

     (b) To the best of the Warranting Shareholders' Knowledge no notice given pursuant to Section 5.5 will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances in which they were made, not misleading.

     (c) There is no fact known to either Warranting Shareholder that has specific application to either Warranting Shareholder, any SNF or any Acquired Company (other than general economic or industry conditions) and that materially adversely affects or, as far as either Warranting Shareholder can reasonably foresee, materially threatens, the assets, business, prospects, financial condition, or results of operations of any SNF or of any of the Acquired Companies that has not been set forth in this Agreement or the Disclosure Letter.

3.25  RELATIONSHIPS WITH RELATED PERSONS

     To the best of the Warranting Shareholders' Knowledge no Warranting Shareholder or any Related Person of either Warranting Shareholder or of any Acquired Company has, or since January 1, 1995, has had, any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to any SNF or the Acquired Companies' businesses. Except as set forth in Part 3.25 of the Disclosure Letter, no Warranting Shareholder or any Related Person of either Warranting Shareholder or of any Acquired Company is, or since January 1, 1995 has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has
(i) had business dealings or a material financial interest in any transaction with any Acquired Company, or (ii) engaged in competition with any Acquired Company with respect to any line of the products or services of such Acquired Company (a "Competing Business") in any market presently served by such Acquired Company. Except as set forth in Part 3.25 of the Disclosure Letter, no Warranting Shareholder or any Related Person of either Warranting Shareholder or of any Acquired Company is a party to any Contract with, or has any claim or right against, any Acquired Company.

3.26  BROKERS OR FINDERS

     The Warranting Shareholders and their agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement except their obligations to BA Partners which will be paid in full on or before the Closing Date.

3.27  INVESTMENT INTENT

     The Parent Shares to be acquired by the Warranting Shareholders hereunder are being acquired by the Warranting Shareholders for their own accounts and not with the view to, or for release in connection with, any distribution or public offering thereof within the meaning of the Securities Act. The Warranting Shareholders understand the Parent Shares have not been registered under the Securities Act by reason of their issuance in transactions exempt from the registration and prospectus delivery requirements of the Securities Act pursuant to Section 4(2) thereof and agree to deliver to Parent, if requested by Parent, an investment letter in customary form. The Warranting Shareholders understand that the Parent Shares may not be sold, transferred or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of effective registration statement covering the Parent Shares, or an available exemption from registration under the Securities Act, the Parent Shares must be held indefinitely. In particular, each Warranting Shareholder is aware that the Parent Shares may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of the Rule are met. Each Warranting Shareholder further understands that the certificates representing the Parent Shares will bear the following legend and agrees that he will hold such shares subject thereto:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY PORTION HEREOF OR INTEREST HEREIN MAY BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS THE SAME IS REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE COMPANY SHALL HAVE RECEIVED, AT THE EXPENSE OF THE HOLDER HEREOF, EVIDENCE OF SUCH EXEMPTION REASONABLY SATISFACTORY TO THE COMPANY (WHICH MAY INCLUDE, AMONG OTHER THINGS, AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY).

3.28  SUITABILITY AND SOPHISTICATION

     The Warranting Shareholders have such knowledge and experience in financial and business matters that the Warranting Shareholders are capable of evaluating independently the risks and merits of acquiring the Parent Shares. The Warranting Shareholders have independently evaluated the risks and merits of acquiring the Parent Shares and have independently determined that the Parent Shares are a suitable investment for each Warranting Shareholder.

3.29  RECEIPT OF INFORMATION

     The Warranting Shareholders further represent that they have had or will be provided an opportunity at an acceptable and appropriate time to ask questions and receive answers from the officers and directors of Parent regarding the business, properties, prospects, and financial condition of Parent and to obtain additional information (to the extent Parent possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of such information furnished to the Warranting Shareholders or to which the Warranting Shareholders had access. The foregoing does not, however, limit or modify the representations and warranties of Parent in Article 4 of this Agreement or the right of the Warranting Shareholders to rely thereon.

3.30  TERMINATION OF ANCILLARY CONTRACTS

     Except for the Contract with RehabWest, Inc. which has been provided to Parent, all Contracts for management services or ancillary services (as that term is commonly understood in the long term health care industry) (a) to which any Acquired Company is a party or by which any Acquired Company or any of their SNFs or other Facilities or properties may be bound, or (b) through which medical or ancillary products or services are provided to any of the Acquired Companies or to the patients or residents of any SNF or other

Facility owned or operated by any Acquired Company (collectively, the "Ancillary Contracts") are terminable without premium or penalty on not more than sixty days notice at the option of the Acquired Companies.

4.  REPRESENTATIONS AND WARRANTIES OF PARENT

     Parent represents and warrants to the Company and the Warranting Shareholders as follows:

4.1  ORGANIZATION AND GOOD STANDING

     Parent is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. On the Closing Date and immediately prior to the Effective Time, Newco will be a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.2  AUTHORITY; NO CONFLICT

     (a) This Agreement constitutes the legal, valid, and binding obligation of Parent, enforceable against Parent in accordance with its terms. Upon the execution and delivery by Parent of the Escrow Agreement and the Registration Rights Agreement (the "Parent's Closing Documents"), the Parent's Closing Documents will constitute the legal, valid, and binding obligations of Parent, enforceable against Parent in accordance with their respective terms. Parent has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and the Parent's Closing Documents and to perform its obligations under this Agreement and the Parent's Closing Documents.

     (b) Except as set forth in Schedule 4.2, neither the execution and delivery of this Agreement by Parent nor the consummation or performance of any of the Contemplated Transactions by Parent will give any Person the right to prevent, delay, or otherwise interfere with any of the Contemplated Transactions pursuant to:

          (i) any provision of Parent's Organizational Documents;

          (ii) any resolution adopted by the board of directors or the stockholders of Parent;

          (iii) any Legal Requirement or Order to which Parent may be subject;
     or

          (iv) any Contract to which Parent is a party or by which Parent may be bound.

     Except as set forth in Schedule 4.2, Parent is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

4.3  INVESTMENT INTENT

     Parent is acquiring the Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act.

4.4  CERTAIN PROCEEDINGS

     To the best of Parent's Knowledge, there is no pending Proceeding that has been commenced against Parent and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions, including registration of the Parent's Shares being issued hereunder pursuant to the Registration Rights Agreement. To Parent's Knowledge, no such Proceeding has been Threatened.

4.5  BROKERS OR FINDERS

     Parent and its officers and agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement and will indemnify and hold the Warranting Shareholders harmless from any such payment alleged to be due by or through Parent as a result of the action of Parent or its officers or agents.

4.6  SUITABILITY AND SOPHISTICATION

     Parent has such knowledge and experience in financial and business matters that Parent is capable of evaluating independently the risks and merits of acquiring the Shares of the Acquired Companies. Parent has independently evaluated the risks and merits of acquiring such Shares and has independently determined that such Shares are a suitable investment for Parent.

4.7  RECEIPT OF INFORMATION

     Parent further represents that it has had or upon compliance by the Warranting Shareholders with this Agreement will be provided an opportunity to ask questions and receive answers from the Warranting Shareholders and the other officers of the Acquired Companies regarding the business, properties, prospects, and financial condition of the Acquired Companies and the SNFs and to obtain additional information (to the extent the Warranting Shareholders possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of such information furnished to Parent or to which Parent has had access or will have access pursuant to this Agreement. The foregoing does not, however, limit or modify the representations and warranties of the Warranting Shareholders in Article 3 of this Agreement or the right of Parent to rely thereon.

4.8  CONFLICTING AGREEMENTS

     Except as may be disclosed in Schedule 4.8 hereto, to the best of Parent's Knowledge, Parent is not a party to any contract or agreement that will prevent or materially interfere with Parent's ability to obtain the financing contemplated by Section 7.11 hereof.

4.9  PARENT COMMON STOCK

     Upon consummation of the Contemplated Transactions and the issuance and delivery of the certificates representing the Parent Shares to the Warranting Shareholders, the Parent Shares will be validly issued, fully paid and non-assessable shares of Parent Common Stock.

4.10  PARENT CAPITALIZATION

     The authorized capital stock of Parent consists of 10,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock. As of July 26, 1996, (i) 3,900,312 shares of Parent Common Stock were validly issued and outstanding, fully paid and nonassessable, none of which were issued in violation of any preemptive right of any stockholder of Parent; and (ii) no shares of preferred stock were issued and outstanding.

4.11  REPORTS AND FINANCIAL STATEMENTS; NASDAQ COMPLIANCE

     Except where failure to have done so did not and would not have a material adverse effect on Parent, Parent has filed all reports, registrations and other documents, together with any required amendments thereto, that it was required to have filed with the SEC prior to the date hereof pursuant to the Exchange Act, including but not limited to Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements (collectively, the "Parent Reports"). Parent has previously furnished to the Warranting Shareholders copies of all Parent Reports filed with the SEC since January 1, 1996, and Parent will promptly furnish to the Warranting Shareholders all Parent Reports filed after the date of this Agreement and prior to the Closing Date. To the best of Parent's Knowledge, as of their respective dates (but taking into account any amendments filed prior to the date of this Agreement, the Parent Reports complied, or, with respect to Parent Reports filed after the date of this Agreement, will comply, in all material respects, with all the rules and regulations promulgated by the SEC and did not contain, or, with respect to Parent Reports filed after the date of this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were or will be made, not misleading. Parent has taken all action within its reasonable control necessary to ensure its continued inclusion in, and the continued eligibility of the Parent Common Stock for trading on, the NASDAQ National Stock Market under all currently effective inclusion requirements.

4.12  ABSENCE OF CERTAIN CHANGES OR EVENTS

     Except as disclosed in Parent Reports filed by Parent with the SEC prior to the date of this Agreement or set forth in Schedule 4.12 hereto, to the best of Parent's Knowledge since December 31, 1995 to the date of this Agreement, there has not been any change in the financial condition, results of operations or business of Parent that either individually or in the aggregate would have a material adverse effect on the financial condition of Parent.

5.  COVENANTS OF THE WARRANTING SHAREHOLDERS PRIOR TO CLOSING DATE

5.1  ACCESS AND INVESTIGATION

     Between the date of this Agreement and the Closing Date, the Warranting Shareholders will, and will cause each Acquired Company and its Representatives to, (a) afford Parent and its Representatives and prospective lenders and their Representatives (collectively, "Parent's Advisors") full and free access during normal business hours after reasonable notice to each Acquired Company's personnel, properties (including subsurface testing), contracts, books and records, and other documents and data, (b) furnish Parent and Parent's Advisors with copies of all such contracts, books and records, and other existing documents and data as Parent may reasonably request, and (c) furnish Parent and Parent's Advisors with such additional financial, operating, and other data and information as Parent may reasonably request.

5.2  OPERATION OF THE BUSINESSES OF THE ACQUIRED COMPANIES

     Between the date of this Agreement and the Closing Date, the Warranting Shareholders will, and will cause each Acquired Company to:

     (a) conduct the business of such Acquired Company only in the Ordinary Course of Business;

     (b) use their Best Efforts to preserve intact the current business organization of such Acquired Company, keep available the services of the current officers, employees, and agents of such Acquired Company, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with such Acquired Company;

     (c) confer with Parent concerning operational matters of a material nature; and

     (d) otherwise report periodically to Parent concerning the status of the business, operations, and finances of such Acquired Company.

5.3  NEGATIVE COVENANT

     Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the Closing Date, the Warranting Shareholders will not, and will cause each Acquired Company not to, without the prior consent of Parent, take any affirmative action, or fail to take any reasonable action within their or its control, as a result of which any of the changes or events listed in Section 3.16 is likely to occur.

5.4  REQUIRED APPROVALS

     As promptly as practicable after the date of this Agreement, the Warranting Shareholders will, and will cause each Acquired Company to, make all filings required by Legal Requirements to be made by them in order to consummate the Contemplated Transactions (including all filings under the HSR Act), and it will inform Parent in writing of all state licensing and Medicaid approvals, if any necessary to consummate the Contemplated Transactions. Between the date of this Agreement and the Closing Date, the Warranting Shareholders will, and will cause each Acquired Company to, (a) cooperate with Parent with respect to all filings that Parent elects to make or is required by Legal Requirements to make in connection with the Contemplated Transactions, and (b) cooperate with Parent in obtaining all consents identified in Schedule 4.2

(including taking all actions requested by Parent to cause early termination of any applicable waiting period under the HSR Act).

5.5  NOTIFICATION

     Between the date of this Agreement and the Closing Date, each Warranting Shareholder will promptly notify Parent in writing if such Warranting Shareholder or any Acquired Company becomes aware of any fact or condition that causes or constitutes a Breach of any of Warranting Shareholders' representations and warranties as of the date of this Agreement, or if such Warranting Shareholder or any Acquired Company becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Disclosure Letter if the Disclosure Letter were dated the date of the occurrence or discovery of any such fact or condition, the Warranting Shareholders will promptly deliver to Parent a supplement to the Disclosure Letter specifying such change. During the same period, each Warranting Shareholder will promptly notify Parent of the occurrence of any Breach of any covenant of the Warranting Shareholders in this
Section 5 or of the occurrence of any event that may make the satisfaction of the conditions in Section 7 impossible or unlikely.

5.6  PAYMENT OF INDEBTEDNESS BY RELATED PERSONS

     Except as expressly provided in this Agreement, the Warranting Shareholders will cause all indebtedness owed to an Acquired Company by either Warranting Shareholder or any Related Person of either Warranting Shareholder to be paid in full prior to Closing.

5.7  NO NEGOTIATION

     Until such time, if any, as this Agreement is terminated pursuant to
Section 9, the Warranting Shareholders will not, and will cause each Acquired Company and each of their Representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Parent) relating to any transaction involving the sale of the business or assets of any Acquired Company, or any of the capital stock of any Acquired Company, or any merger, consolidation, business combination, or similar transaction involving any Acquired Company, provided, however, that after the public disclosure of this Agreement the Warranting Shareholders shall have the right to negotiate for such an agreement that is expressly conditioned upon the lawful termination or expiration of this Agreement.

5.8  BEST EFFORTS

     Between the date of this Agreement and the Closing Date, the Warranting Shareholders will use their Best Efforts to cause the conditions in Sections 7 and 8 to be satisfied.

6.  COVENANTS OF PARENT PRIOR TO CLOSING DATE

6.1  APPROVALS OF GOVERNMENTAL BODIES

     As promptly as practicable after the date of this Agreement, Parent will, and will cause each of its Related Persons to, make all filings required by Legal Requirements to be made by them to consummate the Contemplated Transactions (including all filings under the HSR Act). Between the date of this Agreement and the Closing Date, Parent will, and will cause each Related Person to, cooperate with the Warranting Shareholders with respect to all filings that the Warranting Shareholders are required by Legal Requirements to make in connection with the Contemplated Transactions, and (ii) cooperate with the Warranting Shareholders in obtaining all consents identified in Part 3.2 of the Disclosure Letter; provided that this Agreement will not require Parent to dispose of or make any change in any portion of its business or to incur any other burden to obtain a Governmental Authorization.

6.2  BEST EFFORTS

     Except as set forth in the proviso to Section 6.1, between the date of this Agreement and the Closing Date, Parent will use its Best Efforts to cause the conditions in Sections 7 and 8 to be satisfied.

7.  CONDITIONS PRECEDENT TO PARENT'S OBLIGATION TO CLOSE

     Each and every obligation of Parent and Newco under this Agreement to be performed at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions specified in this Part 7 of this Agreement (any of which may be waived by Parent, in whole or in part):

7.1  ACCURACY OF REPRESENTATIONS

     (a) All of the Warranting Shareholders' representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement, and must be accurate in all material respects as of the Closing Date as if made on the Closing Date, without giving effect to any supplement to the Disclosure Letter.

     (b) Each of the Warranting Shareholders' representations and warranties in Sections 3.3, 3.4, 3.12, and 3.24 must have been accurate in all material respects as of the date of this Agreement, and must be accurate in all material respects as of the Closing Date as if made on the Closing Date, without giving effect to any supplement to the Disclosure Letter.

7.2  WARRANTING SHAREHOLDERS' PERFORMANCE

     (a) All of the covenants and obligations that the Warranting Shareholders are required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been duly performed and complied with in all material respects.

     (b) Each document required to be delivered pursuant to Section 2.4 must have been delivered, and each of the other covenants and obligations in Sections
5.4 and 5.8 must have been performed and complied with in all material respects.

7.3  CONSENTS

     Each of the Consents identified in Part 3.2 of the Disclosure Letter, and each Consent identified in Schedule 4.2, must have been obtained and must be in full force and effect.

7.4  ADDITIONAL DOCUMENTS

     Each of the following documents must have been delivered to or obtained by
Parent:

          (a) an opinion of Houtchens Daniel & Greenfield, dated the Closing Date, in the form of Exhibit 7.4(a);

          (b) estoppel certificates executed on behalf of HealthPartners Funding, L.P., National Health Investors,Inc., Health Care Reit, Inc., Whitehead Family Investments, Ltd. and Omega HealthCare Investors, Inc., and such of their related or affiliated persons as Parent may reasonably require, dated as of a date not more than five (5) days prior to the Closing Date, each substantially in the form of Exhibit 7.4(b);

          (c) a consent and release signed by each Warranting Shareholder and each of the Other Securityholders pursuant to which they sell or surrender any equity interest in the Company (including any outstanding options) in accordance with the form of option repurchase agreement attached as Exhibit 7.4(c).

          (d) the Certificate of Merger, duly approved by the Company and its shareholders as required by law and duly executed on behalf of the Company;

          (e) such other documents as Parent may reasonably request for the purpose of (i) enabling its counsel to provide the opinion referred to in
     Section 8.4(a), (ii) evidencing the accuracy of any of the Warranting Shareholders' representations and warranties, (iii) evidencing the performance by either Warranting Shareholder of, or the compliance by either Warranting Shareholder with, any covenant or obligation required to be performed or complied with by such Warranting Shareholder, (iv) evidencing the satisfaction of any condition referred to in this Section 7, or (v) otherwise facilitating the consummation or performance of any of the Contemplated Transactions.

7.5  NO PROCEEDINGS

     Since the date of this Agreement, there must not have been commenced or Threatened against Parent, or against any Person affiliated with Parent, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.

7.6  NO CLAIM REGARDING STOCK OWNERSHIP OR SALE PROCEEDS

     There must not have been made or Threatened by any Person any claim asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any stock of, or any other voting, equity, or ownership interest in, any of the Acquired Companies, or (b) is entitled to all or any portion of the Purchase Price payable for the Shares.

7.7  NO PROHIBITION

     Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause Parent or any Person affiliated with Parent to suffer any material adverse consequence under, (a) any applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been published, introduced, or otherwise formally proposed by or before any Governmental Body.

7.8  COMPLETION OF DILIGENCE

     Parent's review of the Company's businesses Assets Contracts, Governmental Authorizations and similar matters shall have been completed to the satisfaction of Parent and its counsel, provided, however, that this condition shall expire on August 15, 1996.

7.9  ENVIRONMENTAL REPORTS

     Parent shall have obtained at Parent's expense environmental surveys or reports satisfactory to Parent in its sole discretion in respect of the operations of each of the Acquired Companies and SNFs and in respect of each of the properties owned or operated by any of the Acquired Companies or SNFs, including leased properties.

7.10  UNISON APPROVALS

     This Agreement and the Contemplated Transactions shall have been approved by Unison's stockholders by a vote satisfactory to Parent.

7.11  UNISON FINANCING; AVERAGE DAILY PRICE

     Parent shall have completed a public or private offering of subordinated debt or common stock in an amount and on terms acceptable to Parent. In addition, the Average Daily Price as of the Closing Date shall not be lower than $10.25 per Parent Share nor higher than $16.25 per Parent Share.

7.12  TREATMENT OF DISPUTED MEDICARE RECEIVABLES

     The parties acknowledge that the Company's Closing Financial Statements are expected to include certain Medicare accounts receivable that are currently in dispute with HCFA (the" Disputed Medicare Receivables"). The Disputed Medicare Receivables are identified or more fully described on Schedule 2.9, which schedule shall be updated as of the Closing Date. It is a condition of Parent's obligation to close that the Company shall have created an appropriate financial statement reserve for the full amount of the Disputed Medicare Receivables and shall have incurred and recorded any charge against income associated therewith.

7.13  ACQUISITION OF REHABWEST, INC.

     Parent shall have entered into a definitive agreement to acquire the assets and business of RehabWest, Inc. for an aggregate purchase price of $5,500,000 and subject to other terms that are satisfactory to Parent and to the shareholders and creditors of RehabWest, Inc.

7.14  CONSUMMATION OF MERGERS WITH OTHER MERGING COMPANIES

     The mergers between a subsidiary of Parent and each of the other Merging Companies shall be consummated concurrently with the Merger.

8.  CONDITIONS PRECEDENT TO THE OBLIGATION OF THE COMPANY AND
    THE WARRANTING SHAREHOLDERS TO CLOSE

     Each and every obligation of the Company and the Warranting Shareholders under this Agreement to be performed at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions specified in this Part 8 of this Agreement (any of which may be waived by the Company and the Warranting Shareholders, in whole or in part):

8.1  ACCURACY OF REPRESENTATIONS

     All of Parent's representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement and must be accurate in all material respects as of the Closing Date as if made on the Closing Date.

8.2  PARENT'S PERFORMANCE

     (a) All of the covenants and obligations that Parent is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been performed and complied with in all material respects.

     (b) Parent must have delivered each of the documents required to be delivered by Parent pursuant to Section 2.4 and must have made the cash payments required to be made by Parent pursuant to Sections 2.4(b)(i) and 2.4(b)(ii).

8.3  CONSENTS

     Each of the Consents identified in Part 3.2 of the Disclosure Letter must have been obtained and must be in full force and effect.

8.4  ADDITIONAL DOCUMENTS

     The following documents must have been obtained by or delivered to the Warranting Shareholders:

          (a) an opinion of Quarles & Brady, dated the Closing Date, in the form of Exhibit 8.4(a); and

          (b) estoppel certificates executed on behalf of National Health Investors, Inc., and Health Care Reit, Inc., and such of their related or affiliated persons as the Warranting Shareholders may reasonably require, dated as of a date not more than five (5) days prior to the Closing Date, each substantially in the form of Exhibit 7.4(b);

          (c) a consent and release signed by each of the Other Securityholders pursuant to which they sell or surrender any equity interest in the Company (including any outstanding options) on terms reasonably satisfactory to the Warranting Shareholders;

          (d) a release by National Health Investors, Inc. of the guarantee of Mr. Kremser, or the satisfaction of the obligation of the Company underlying such guarantee (which satisfaction may occur concurrently with the Closing;

          (e) the Certificate of Merger, duly approved by Parent, Newco, and their shareholders as required by law and duly executed on behalf of Newco; and

          (f) such other documents as the Company or the Warranting Shareholders may reasonably request for the purpose of (i) enabling their counsel to provide the opinion referred to in Section 7.4(a), (ii) evidencing the accuracy of any representation or warranty of Parent, (iii) evidencing the performance by Parent of, or the compliance by Parent with, any covenant or obligation required to be performed or complied with by Parent, (ii) evidencing the satisfaction of any condition referred to in this Section 8, or (v) otherwise facilitating the consummation of any of the Contemplated Transactions.

8.5  NO INJUNCTION

     There must not be in effect any Legal Requirement or any injunction or other Order that (a) prohibits the sale of the Shares by the Warranting Shareholders to Parent, and (b) has been adopted or issued, or has otherwise become effective, since the date of this Agreement.

8.6  AVERAGE DAILY PRICE

     The Average Daily Price as of the Closing Date must not be lower than $10.25 per Parent Share nor higher than $16.25 per Parent Share, provided that the $16.25 condition shall not apply if, promptly after the Warranting Shareholders elect to terminate this Agreement for failure of this condition, Parent agrees to amend this Agreement and the Certificate of Merger so that the number of Parent Shares issued in the Merger is not less than 1,416,546.

8.7  PARENT DIRECTOR

     David A. Kremser shall have been elected or appointed as a director of Parent.

8.8  ACQUISITION OF REHABWEST, INC.

     Parent shall have entered into a definitive agreement to acquire the assets and business of RehabWest, Inc. for an aggregate purchase price of $5,500,000 and subject to other terms and conditions that are satisfactory to Parent and to the shareholders and creditors of RehabWest, Inc.

8.9  CONSUMMATION OF MERGERS WITH OTHER MERGING COMPANIES

     The mergers between a subsidiary of Parent and each of the other Merging Companies shall be consummated concurrently with the Merger.

9.  TERMINATION

9.1  TERMINATION EVENTS

     This Agreement may, by notice given prior to or at the Closing, be terminated:

          (a) by either Parent or the Warranting Shareholders if a Breach of any provision of this Agreement has been committed by the other party and such Breach has not been cured or waived within 10 days following the occurrence or discovery thereof by the Breaching party, whichever is later;

          (b)(i) by Parent if any conditions in Section 7 have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Parent to comply with its obligations under this Agreement) and Parent has not waived such condition on or before the Closing Date; or (ii) by the Warranting Shareholders, if any conditions in Section 8 have not been satisfied of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Warranting Shareholders to comply with their obligations under this Agreement) and the Warranting Shareholders have not waived such condition on or before the Closing Date;

          (c) by the Warranting Shareholders if the registration of Parent's Common Stock under the Exchange Act is terminated or if the trading thereof on the NASDAQ National Stock Market is suspended as of the Closing Date; or

          (d) by mutual consent of Parent and the Warranting Shareholders; or

          (e) by either Parent or the Warranting Shareholders if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before November 1, 1996, or such later date as the parties may agree upon.

9.2  EFFECT OF TERMINATION

     If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 11.1 and 11.3 will survive; provided, however, that if this Agreement is terminated by a party because of the Breach of the Agreement by the other party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the other party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

9.3  WRONGFUL TERMINATION OR FAILURE TO CLOSE BY PARENT

     Notwithstanding anything to the contrary herein, in the event that Parent wrongfully terminates this Agreement or refuses or fails to consummate the Merger or any of the Contemplated Transactions without justification hereunder, the Company shall be entitled to receive, as liquidated damages, the sum of $1,600,000, which shall be the exclusive remedy of the Company and the Warranting Shareholders therefor.

10.  INDEMNIFICATION; REMEDIES

10.1  SURVIVAL; RIGHT TO INDEMNIFICATION LIMITED BY KNOWLEDGE

     All representations, warranties, covenants, and obligations in this Agreement, the Disclosure Letter, the supplements to the Disclosure Letter, the certificate delivered pursuant to Section 2.8(a)(iv), and any other certificate or document delivered pursuant to this Agreement will survive the Closing. The right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants, and obligations will be precluded if the injured party had actual Knowledge thereof before Closing but otherwise will not be affected by any investigation conducted with respect to, or any Knowledge capable of being acquired (but not actually acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation. The party asserting that the injured party's remedies are limited by its actual Knowledge in accordance with the preceding sentence shall have the burden of proof in establishing such actual Knowledge. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages, or other remedy based on such representations, warranties, covenants, and obligations.

10.2  INDEMNIFICATION AND PAYMENT OF DAMAGES BY THE
      WARRANTING SHAREHOLDERS

     The Warranting Shareholders, jointly and severally, will indemnify and hold harmless Parent, the Acquired Companies, and their respective Representatives, stockholders, controlling persons, and affiliates (collectively, the "Indemnified Persons") for, and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage (including incidental and consequential damages), expense (including costs of investigation and defense and reasonable attorneys' fees) or diminution of value, whether or not involving a third-party claim (collectively, "Damages"), arising, directly or indirectly, from or in connection with:

          (a) any Breach of any representation or warranty made by the Warranting Shareholders in this Agreement as of the time of its execution, the Disclosure Letter or any other certificate or document delivered by the Warranting Shareholders pursuant to this Agreement;

          (b) any Breach of any representation or warranty made by the Warranting Shareholders in this Agreement as if such representation or warranty were made on and as of the Closing Date, other than any such Breach that is disclosed in a supplement to the Disclosure Letter;

          (c) any Breach by either Warranting Shareholder of any covenant or obligation of such Warranting Shareholder in this Agreement;

          (d) any services provided by any SNF or Acquired Company prior to the Closing Date and any liability for Ancillary Contracts except as provided in Section 3.30; or

          (e) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with either Warranting Shareholder or any Acquired Company (or any Person acting on their behalf) in connection with any of the Contemplated Transactions;

provided, however, that for purposes of this Section 10.2 and Section 10.3 (and the limitations of Sections 10.5 and 10.6), the term "Breach" shall not be limited or qualified by the materiality of the matter and all Damages therefrom shall be applied against the limitations in Sections 10.5 and 10.6.

     Except as expressly provided in Section 9.3, the remedies provided in this
Section 10.2 will be exclusive and will preclude any other remedies that may be available to Parent or the other Indemnified Persons in respect of any breach of this Agreement by the Warranting Shareholders.

10.3  INDEMNIFICATION AND PAYMENT OF DAMAGES BY PARENT

     Parent will indemnify and hold harmless the Warranting Shareholders, and will pay to the Warranting Shareholders the amount of any Damages arising, directly or indirectly, from or in connection with (a) any Breach of any representation or warranty made by Parent in this Agreement or in any certificate delivered by Parent pursuant to this Agreement, (b) any Breach by Parent of any covenant or obligation of Parent in this Agreement, (c) any services provided by any SNF, or Acquired Company after the Closing Date, (d) liabilities accruing after the Closing Date pursuant to any Ancillary Contract or other Contract or Encumbrance not terminated on or prior to the Closing Date, or (e) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Parent (or any Person acting on its behalf) in connection with any of the Contemplated Transactions.

10.4  TIME LIMITATIONS

     If the Closing occurs, the Warranting Shareholders will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, other than those in Sections 3.3, 3.11, 3.13, and 3.19, unless on or before the first anniversary of the Closing Parent notifies the Warranting Shareholders of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Parent. A claim with respect to Section 3.3 or 3.13 must be made within two (2) years after the Closing Date; a claim pursuant to

Section 3.11 must be made within three (3) years after the Closing Date, and a claim pursuant to Section 3.19 must be made within three (3) years after the Closing Date. If the Closing occurs, Parent will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, unless on or before the second anniversary of the Closing the Warranting Shareholders notify Parent of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by the Warranting Shareholders.

10.5  LIMITATIONS ON AMOUNT -- WARRANTING SHAREHOLDERS

     The limitations on the amount of the liability of the Warranting Shareholders will be as set forth in the Escrow Agreement. However, this Section
10.5 will not apply to any Breach of any of the Warranting Shareholders' representations and warranties of which either Warranting Shareholder had Knowledge at any time prior to the date on which such representation and warranty is made or any intentional Breach by either Warranting Shareholder of any covenant or obligation, and the Warranting Shareholders will be jointly and severally liable for all Damages with respect to such Breaches.

10.6  LIMITATIONS ON AMOUNT -- PARENT

     Parent will have no liability (for indemnification or otherwise) with respect to the matters described in clause (a) or (b) of Section 10.3 until the total of all Damages with respect to such matters exceeds $125,000, at which time all of such amounts shall become payable. Thereafter, amounts shall be payable in $25,000 increments, up to a maximum of $500,000. However, this
Section 10.6 will not apply to any Breach of any of Parent's representations and warranties of which Parent had Knowledge at any time prior to the date on which such representation and warranty is made or any intentional Breach by Parent of any covenant or obligation, and Parent will be liable for all Damages with respect to such Breaches.

10.7  ESCROW

     Except for breach of any of the Warranting Shareholders' representations and warranties of which either Warranting Shareholder had Knowledge at any time prior to the date on which such representation and warranty was made, or any intentional Breach by either Warranting Shareholder of any covenant or obligation, Parent's sole and only source to satisfy a Claim shall be against the amount placed in escrow under the Escrow Agreement. Notwithstanding the foregoing, if and to the extent that within the time limitations specified under
Section 10.4 for claims against the Warranting Shareholders any property has been returned to the Warranting Shareholders from the General Accounts of the Escrow Funds (upon expiration of the Escrow Agreement or otherwise), Parent may make claims directly against the Warranting Shareholders or their property up to the amount of the escrow proceeds that was returned to the Warranting Shareholders from the General Accounts therein.

10.8  PROCEDURE FOR INDEMNIFICATION -- THIRD PARTY CLAIMS

     (a) Promptly after receipt by an indemnified party under Section 10.2 or
10.3 of notice of the commencement of any Proceeding against it, such indemnified party will, if a claim is to be made against an indemnifying party under such Section, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnifying party's failure to give such notice.

     (b) If any Proceeding referred to in Section 10.8(a) is brought against an indemnified party and it gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party will be entitled to participate in such Proceeding and, to the extent that it wishes (unless (i) the indemnifying party is also a party to such Proceeding and the indemnified party determines in good faith that joint representation would be inappropriate, or
(ii) the indemnifying party fails to provide reasonable assurance to the indemnified party of its financial capacity to defend such Proceeding and provide reasonable indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel reasonably satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party under this Section 10 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the indemnifying party assumes the defense of a Proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party's consent unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the indemnified party, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (iii) the indemnified party will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within ten days after the indemnified party's notice is given, give notice to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party.

     (c) Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such Proceeding, but the indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

     (d) The Warranting Shareholders hereby consent to the non-exclusive jurisdiction of any court in which a Proceeding is brought against any Indemnified Person for purposes of any claim that an Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on the Warranting Shareholders with respect to such a claim anywhere in the world.

10.9  PROCEDURE FOR INDEMNIFICATION -- OTHER CLAIMS

     A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

11.  GENERAL PROVISIONS

11.1  EXPENSES

     Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants. The Warranting Shareholders will pay all amounts payable to BA Partners in connection with this Agreement and the Contemplated Transactions. Parent will pay the HSR Act filing fee. The Warranting Shareholders will cause the Acquired Companies not to incur any out-of-pocket expenses in connection with this Agreement except for professional fees not in excess of $100,000. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

11.2  PUBLIC ANNOUNCEMENTS

     Any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Parent and the Warranting Shareholders jointly determine, except in instances where Parent determines in good faith that disclosure is necessary to assure compliance with applicable law. Unless consented to by Parent/Warranting Shareholders in advance or required by Legal Requirements, prior to the Closing the Warranting Shareholders and Parent shall, and the Warranting Shareholders shall cause the Acquired Companies to, keep this Agreement strictly confidential and may not make any disclosure of this Agreement to any Person. The Warranting Shareholders and Parent will consult with each other concerning the means by which the Acquired Companies' employees, customers, and suppliers and others having dealings with the Acquired Companies will be informed of the Contemplated Transactions, and Parent will have the right to be present for any such communication.

11.3  CONFIDENTIALITY; ACCESS TO INFORMATION

     Between the date of this Agreement and the Closing Date, Parent and the Warranting Shareholders will maintain in confidence, and will cause the directors, officers, employees, agents, and advisors of Parent and the Acquired Companies to maintain in confidence, any written information furnished by another party or an Acquired Company in connection with this Agreement or the Contemplated Transactions, unless (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Contemplated Transactions, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings.

     If the Contemplated Transactions are not consummated, each party will return or destroy as much of such written information as the other party may reasonably request. Whether or not the Closing takes place, each party hereby waives, and the Warranting Shareholders will upon Parent's request cause the Acquired Companies to waive, any cause of action, right, or claim arising out of the access of Parent or its representatives to any trade secrets or other confidential information of the Acquired Companies except for the intentional competitive misuse by Parent of such trade secrets or confidential information.

     If the Contemplated Transactions are consummated, the Warranting Shareholders shall have the right, after the Closing, to access to the books and records of the Acquired Companies for inspection and copying by the Warranting Shareholders or their duly authorized representatives, attorneys, accountants and agents for purposes of defending any claim for indemnity under this Agreement or for any other lawful purpose which does not violate the Warranting Shareholders' confidentiality and noncompetition obligations. All books and records of the Acquired Companies will be maintained by Parent and made available to the Warranting Shareholders so long as the Warranting Shareholders may have any obligation to indemnify Parent or may have any material liability to third parties or Governmental Bodies. The Warranting Shareholders' right of access for purposes of inspection and copying hereunder shall be limited to inspections after reasonable notice and during normal business hours and shall be subject to such other Company policies as Parent or the Company may reasonably establish from time to time.

11.4  NOTICES

     All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

     Company: Signature Health Care Corporation, 225 East 16th Avenue, Suite 670, Denver, CO 80203

     Warranting Shareholders:

     Attention: Mr. David A. Kremser, 784 Yankee Creek Road, Evergreen, CO 80439

     Facsimile No.: 303-670-5207

     Attention: Mr. John D. Filkoski, 4715 Eleventh Street, Greeley, CO
80634-2318

     Facsimile No.: 970-351-7068

     with a copy to: Houtchens Daniel & Greenfield, 1007 Ninth Avenue, Greeley, CO 80631-4094

     Attention: John B. Houtchens, Esq.

     Facsimile No.: 970-353-0151

     Parent: Unison HealthCare Corporation, 7272 East Indian School Road,
             Suite 214, Scottsdale, Arizona 85251.

     Attention: Mr. Jerry M. Walker, President

     Facsimile No.: 602-481-6479

     with a copy to: Quarles & Brady, One East Camelback Road, Suite 400, Phoenix, AZ 85012-1649

     Attention: Mr. P. Robert Moya

     Facsimile No.: 602-230-5598

11.5  SPECIFIC PERFORMANCE; JURISDICTION; SERVICE OF PROCESS

     The Company and the Warranting Shareholders agree that the Parent shall have a right of specific performance of the covenants and obligations contained in this Agreement and the Ancillary Contracts. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of Arizona, County of Maricopa, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Arizona, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

11.6  FURTHER ASSURANCES

     The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and
(c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

11.7  WAIVER

     The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and
(c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

11.8  ENTIRE AGREEMENT AND MODIFICATION

     This Agreement supersedes all prior agreements between the parties with respect to its subject matter (including the Letter of Intent between Parent and the Warranting Shareholders dated June 13, 1996) and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

11.9  DISCLOSURE LETTER

     In the event of any inconsistency between the statements in the body of this Agreement and those in the Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control. If a disclosure which is properly and fully made under one part of the Disclosure Letter also relates to one or more other parts, it shall be deemed made in all appropriate sections thereof even in the absence of cross references.

11.10  ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS

     Neither party may assign any of its rights under this Agreement without the prior consent of the other parties except that Parent may assign any of its rights under this Agreement to any Subsidiary of Parent. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

11.11  SEVERABILITY

     If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

11.12  SECTION HEADINGS, CONSTRUCTION

     The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

11.13  TIME OF ESSENCE

     With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

11.14  GOVERNING LAW

     This Agreement will be governed by the laws of the State of Arizona without regard to conflicts of laws principles.

11.15  COUNTERPARTS

     This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

11.16  MUTUAL RELEASE

     The consummation of the Closing shall act as a mutual release of the Warranting Shareholders by the Parent and of the Parent by the Warranting Shareholders in respect of any and all rights, damages, claims and causes of action arising on or before the Closing, whether known or unknown, absolute or contingent, except rights, damages, claims and causes of action arising under and governed by this Agreement.

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

Parent:                                          Warranting Shareholders:
Unison HealthCare Corporation

By: /s/  PAUL J. CONTRIS                         /s/  DAVID A. KREMSER
    -----------------------------------------    ---------------------------------------------
    Paul J. Contris,                             David A. Kremser
    Executive Vice President
Signature Health Care Corporation

By: /s/  DAVID A. KREMSER                        /s/  JOHN D. FILKOSKI
    -----------------------------------------    ---------------------------------------------
    David A. Kremser, President                  JOHN D. FILKOSKI